
03024595

82- SUBMISSIONS FACING SHEE

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Chevalier iTech Holdings Limited

*CURRENT ADDRESS 20/F., Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4201 FISCAL YEAR 3/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: NM

DATE : 7/15/03

(於百慕達註冊成立之有限公司)

CHEVALIER

(Incorporated in Bermuda with limited liability)



目錄

財務概要	2
公司資料	3
主席報告書	4
財務評述	8
主要物業表	9
董事會報告書	10
核數師報告書	22
綜合收益表	23
綜合資產負債表	24
資產負債表	25
綜合確認損益表	26
綜合現金流動表	27
財務報告附註	28
主要附屬公司	51
股東週年大會通告	52

財務日誌

事項	日期
中期業績公佈	二零零零年十二月十八日
末期業績公佈	二零零一年七月十日
截止過户日期	
中期	二零零一年一月十五日至十九日
末期	二零零一年九月十七日至二十一日
股東週年大會	二零零一年九月二十一日
派發股息	
中期股息每股港幣一仙	二零零一年二月一日
末期股息每股港幣一仙	二零零一年十月五日

(所列帳項均為港幣)

下列為本集團截至二零零一年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

	1997	1998	1999	2000	2001
財政項目(百萬元)					
總資產	627	603	620	635	**549**
總負債	313	195	210	225	**147**
股本及儲備	314	408	410	410	**402**
股本(發行股數 — 百萬)	692	828	828	854	**857**
營業額	1,275	1,362	1,093	1,182	**1,055**
年度溢利	81	45	34	26	**8**
每股計算(仙)					
盈利	12.2	5.9	4.1	3.1	**0.9**
股息	5	4	4	4	**2**
資產淨值(按帳面值)	45	49	50	48	**47**

* 為符合本年度之表達方式,若干比較數字已重新分類列出。

營業額
(百萬元)



1,275
1,362
1,093
1,182
1,055
1,200
1,000
800
600
400
200
0
97
98
99
00
01

年度溢利
(百萬元)



81
45
34
26
8
80
60
40
20
0
97
98
99
00
01

股本及儲備
(百萬元)



314
408
410
410
402
400
300
200
100
0
97
98
99
00
01

每股盈利及股息
(仙)



12.2
5
5.9
4
4.1
4
3.1
4
0.9
2
12
10
8
6
4
2
0
97
98
99
00
01
盈利
股息

執行董事

周亦卿 *(主席)*
LL.D. (Hon)
Honorary Consul of the State of Bahrain in Hong Kong
Officer of the Order of the British Empire
Officer in the Order of the Crown (Belgium)
Officier de l'Ordre National du Mérite (France)
Order of Sacred Treasure (Japan)

馮伯坤 *(董事總經理)*

郭海生

馮和順

簡嘉翰

周莉莉

非執行董事

易振球

黃勝藍

獨立非執行董事

袁天凡

米原慎一

秘書

簡嘉翰

核數師

德勤 • 關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行

香港上海滙豐銀行
上海商業銀行
東亞銀行
三和銀行

律師

齊伯禮律師行
顏施甘百慕達律師行

註冊辦事處

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

主要營業地點

香港九龍灣
宏開道八號
其士商業中心二十二樓

主要股份過户登記處

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

香港股份過户登記分處及過户代理

標準證券登記有限公司
香港中環干諾道中一一一號
永安中心五樓

網址

http://www.chevalier-itech.com
http://www.irasia.com/listco/hk/chevalieritech

整體回顧

截至二零零一年三月三十一日止年度，本集團營業額較去年港幣十一億八千二百萬元下降百分之十點七四至港幣十億五千五百萬元。縱使香港在二零零零年由出口帶動而導致經濟急速反彈，然而，本地經濟仍然疲弱，新的投資機會亦逐漸減少。年度內，本集團業績受到中小型企業持續地減少資本投資及本地疲弱經濟所影響。年內股東應佔溢利由港幣二千五百六十萬元大幅下跌百分之七十至港幣七百七十六萬元。每股盈利則下降至港幣零點九一仙。

周亦卿博士 LL.D. (Hon)
Honorary Consul of the State of Bahrain in Hong Kong
Officer of the Order of the British Empire
Officer in the Order of the Crown (Belgium)
Officier de l'Ordre National du Mérite (France)
Order of Sacred Treasure (Japan)

股息

董事會建議派發末期股息每股港幣一仙(二零零零年：港幣三仙)予於二零零一年九月二十一日星期五名列於本公司股東名冊內之股東。截至二零零一年三月三十一日止年度內，連同已派付之中期股息每股港幣一仙(二零零零年：港幣一仙)，合共派發股息每股港幣二仙(二零零零年：港幣四仙)。待即將召開之股東週年大會上獲股東批准，股息單將約於二零零一年十月五日星期五寄出。

業務回顧

年度內，電腦市場受到科技的急速轉變及全球生產過剩影響，以致大量新產品充斥市場，造成熾烈的競爭。去年第二季科技泡沫爆破，更進一步壓抑市場需求。由於外圍及本地需求在二零零一年均出現放緩的跡象，估計該等情況在短期內仍未能得到改善。年度內，本集團銷售辦公室文儀器材業務之營業額及收益亦大幅下跌。


778/800
位於荷里活廣場之其士店

至於電訊市場，由於資訊科技的發展，電訊產品與服務質素的不斷改善而受到進一步刺激。回顧年內，電訊服務部門之表現令人鼓舞，流動電話分銷業務及其有關之增值服務所帶來的收益持續上升。本集團現正合共經營十九間其士店及二十八間特許經營店。然而，由於本地需求下降及延遲推出新科技產品，電訊市場將更為艱難。

由於需要攤分成立時的投資成本與折舊，年度內經營Q-Mart店仍錄得虧損。然而，Q-Mart店之整體表現令人滿意。本集團相信在實施嚴謹的成本控制措施及提供多元化高素質家庭用品，預期來年業績將得到改善。現時，本集團在各地區合共經營十四間Q-Mart店。


Q-Mart
Q-Mart
位於天水圍之Q-Mart店


CHEVALIER (NETWORK SOLUTIONS) LTD.
其士(網絡科技)有限公司於2000年IT博覽會上以資訊技術科技供應商參展

名為「其士(網絡科技)有限公司」的新公司已於二零零零年年中成立，以提供一站式資訊科技技術及服務予顧客。該公司主要提供網絡技術及服務，包括網絡主幹、伺服器／軟件應用、區域網絡／世界網絡技術、數字程控交換系統、週邊設備及網絡保安管理。年度內，該公司的主要合約包括由電視廣播有限公司批出價值約港幣二千萬元之光纖網絡及電話系統安裝及維修合約。

年度內，互聯網絡部門已終止個人撥號上網服務，並將業務專注為企業客户提供寬頻網絡服務、虛擬專用網絡服務及網絡保安服務。

售後服務部門的收益受到經濟放緩影響。雖然該部門收益有所減少，但仍為本集團主要收入來源。為擴闊其客户基礎，本集團正致力加強其技術及維修隊伍的素質，以提供高效率服務予顧客。




CHEVA
TOSHIBA e-STUDIO

其士(商業系統)有限公司介紹最新推出的東芝e-Studio數碼影印機系列及其他產品


其士商业系统(中国)有限公司

其士商業系統(中國)有限公司在北京舉行之中國通訊業的盛事—2000年中國國際通訊設備技術展覽會中參展

回顧本財政年度，除為泰國貨幣因滙兑虧損而作出之港幣九百萬元撥備外，本集團之泰國業務維持穩定增長。去年九月，Chevalier iTech Thai Limited(前稱Chevalier OA (Thailand) Limited)於泰國推廣辦公室文儀器材方面奪得兩個獎項，分別為「卓越策略銷售獎」及「最佳分析報告獎」。現時，泰國業務正進行公司架構重組，以確保集團之財務資源能有效地在泰國運用，並加強其資本基礎。


TOSHIBA

位於泰國之展銷中心

年度後事項

緊隨二零零一年三月三十一日止年度後，本集團已出售所有傳訊服務之權益，所有淨收益已用作一般營運資金。

展望

儘管美國聯邦儲備局自二零零一年年初開始進取地採取放寬銀根措施，將利率調低合共二百七十五點，但由於出口貿易疲弱，加上消費意慾下降，香港經濟仍持續低迷。由於各工業國家經濟增長放緩，展望二零零一年本港整體經濟增長將不大顯著。本集團業務發展在本年仍然十分艱難。



周博士、兩位主禮嘉賓聯同各董事於其士三十週年典禮上向來賓祝酒

然而，隨著中國行將加入世界貿易組織，貿易障礙將逐漸消除而加快帶動中國與其他工業國家貿易往來，長遠令香港受惠，該等負面因素亦將逐步被抵銷。因此，本集團已於中國擴展其網絡，並加強與供應商及顧客聯繫。此外，本集團亦已結束所有虧損的部門及投資，使現有業務更具效率。憑藉其穩健財務狀況，本集團將保持一貫謹慎態度，務求於東亞市場獲取具潛力投資及發展商機。

股東及員工

藉此機會，本人謹代表董事會向各位股東過去一年的支持及各員工所作的努力與貢獻表示謝意。

主席

周亦卿

香港，二零零一年七月十日

於二零零一年三月三十一日，本集團之總資產淨值約為港幣四億一百五十八萬五千元(二零零零年：港幣四億一千零六萬六千元)，較二零零零年減少港幣八百四十八萬一千元或百分之二點零七。

總債務與資本比率為百分之零點四五(二零零零年：百分之零點零四)及淨債務與資本比率為零(二零零零年：零)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣四億一百五十八萬五千元(二零零零年：港幣四億一千零六萬六千元)而得出之百分比。

於結算日，本集團之銀行及其他借貸為港幣一百八十一萬二千元(二零零零年：港幣十四萬五千元)。現金及銀行結存為港幣二億三千五百五十三萬一千元(二零零零年：港幣二億五千五百六十九萬五千元)，並無借貸淨額(二零零零年：無)。本集團之銀行及其他借貸全部均以港元計算，大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算，少部份則按最優惠利率計算。

年度內，財務費用為港幣一百四十萬二千元(二零零零年：港幣三十七萬二千元)，較二零零零年增加港幣一百零三萬元。

本公司提供公司擔保總值港幣五百二十七萬一千元(二零零零年：港幣七百零二萬五千元)，作為授予附屬公司之信貸擔保。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團一切庫務事宜均由總公司集中處理。目前大部分現金均為港元或美元短期存款。本集團對其資金流動及融資狀況均作出頻密之審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

本集團之主要物業詳列如下：

地點	用途	大約樓面面積平方呎	契約年期	集團所佔權益百分率
泰國				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis (位於曼谷市之商業大廈)	寫字樓及陳列室	21,300	永久業權	100
中華人民共和國				
廣東省廣州市東山廣場十八樓四、五、六及七室	寫字樓	7,200	中期	100
廣東省廣州市名雅苑十五樓一號室	員工宿舍	1,400	長期	100
上海金麗廣場十八樓B及F室	員工宿舍	1,800	長期	100
香港				
九龍長沙灣道八三三號億利工業中心三樓五號室	維修站	1,660	中期	100
灣仔駱克道八八號二十三樓	維修站	2,010	中期	100

董事會欣然將本公司及本集團截至二零零一年三月三十一日止年度報告書及經審核之帳目提呈列位股東省覽。

主要業務

本公司之主要業務為投資控股，而其附屬公司之主要業務為提供廣泛的話音與數據通訊設備與服務及系統整合服務，包括由網絡主幹，伺服器及軟件應用、區域網絡／世界網絡技術、網頁設計及電子商務技術至大廈設施，如光纖綜合佈線系統、保安系統及衛星通訊接收系統等。另外，亦包括銷售及分銷流動電話、商業機器、電腦系統及設備，電話系統，有關之售後服務，家庭用品貿易及證券投資。

本集團截至二零零一年三月三十一日止年度以業務及地區分類之營業額及其對本集團經營溢利之貢獻載於財務報告附註第3項內。

業績及撥用

本集團於截至二零零一年三月三十一日止年度之業績載於第23頁之綜合收益表內。中期股息每股港幣一仙已於二零零一年二月一日星期四以現金支付。董事會現建議派發末期股息每股港幣一仙。

股本

年度內，本公司股本之變動載於財務報告附註第23項內。

認購股權計劃

有關本公司之認購股權計劃詳情載於財務報告附註第23項內。

儲備

年度內，儲備之變動載於財務報告附註第24項內。

投資物業

年度內，投資物業之變動載於財務報告附註第12項內。

物業、廠房及設備

年度內，物業、廠房及設備之變動載於財務報告附註第13項內。

財務概要

本集團之財務概要載於第2頁。

主要客户及供應商

年度內，本集團之五大供應商佔本集團進貨額百分之七十七，然而本集團之五大客户共佔本集團銷售額不足百分之三十，其中最大供應商佔本集團進貨額為百分之五十一。本公司各董事、其聯繫人士或任何股東(就各董事所知其擁有超過本公司已發行股份百分之五者)概無與本集團的五大供應商有任何權益。

物業

本集團於截至二零零一年三月三十一日之主要物業資料載於第9頁。

僱員及薪酬制度

於二零零一年三月三十一日，本集團僱用約一千一百名全職員工。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之工作表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員認購股權計劃等。截至二零零一年三月三十一日止年度內，員工總開支為港幣一億四千四百八十一萬元。

慈善捐款

年度內，本集團捐款予認可慈善機構為港幣282,000元及其他社團為港幣17,000元。

優先承讓權

本公司細則並無優先承讓權條款，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購買、出售或贖回上市證券

於本年度內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

董事

年度內及截至本報告日期止，在任董事如下：

執行董事
周亦卿博士　　(主席)
馮伯坤先生　　(董事總經理)
郭海生先生
馮和順先生
簡嘉翰先生
周莉莉小姐

非執行董事
易振球先生
黃勝藍先生　　*(於二零零零年八月十八日獲委任)*
陳大剛先生　　*(於二零零零年八月十八日辭任)*

獨立非執行董事
袁天凡先生
米原慎一先生　　*(於二零零一年五月十五日獲委任)*
趙世彭博士　　*(於二零零一年二月十七日辭世)*

根據本公司細則，黃勝藍先生及米原慎一先生須於即將召開之股東週年大會上告退，惟均願膺選連任。各非執行董事及獨立非執行董事之告退規定與各執行董事相同。

董事於合約內之利益

周亦卿博士、馮伯坤先生、郭海生先生、馮和順先生及簡嘉翰先生在若干合約中獲得利益，概因彼等乃其士國際集團有限公司(「其士國際」)之董事及／或持有實益權益。有關合約細節於下段「關連交易」詳盡披露。

除上文所述以外，本公司或其任何控股公司、附屬公司或同母系附屬公司於本年底或年度內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

董事於競爭性業務之權益

概無董事與本集團於構成競爭之業務中有任何權益。

關連交易

按香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)詮釋，本集團不時與被列作「關連人士」的其士國際進行交易。聯交所於一九九七年四月二日同意豁免本公司有關之關連交易須嚴格遵守上市規則第十四章的要求。根據該項豁免，當每次其士國際若干附屬公司與本集團按一般及日常業務簽訂的關連交易，本公司無需以報章通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等關連交易詳情如下：

本集團以市值租金向其士國際之全資附屬公司租用下列物業：

業主	租用物業(用途)	年度租金 港元
萬珠發展有限公司	其士商業中心的部份(寫字樓)	1,379,000
威方發展有限公司	其士貨倉大廈的部份(貨倉)	95,000
拔創有限公司	其士工程服務中心的部份 (寫字樓／貨倉)	7,943,000
富特發展有限公司	富瑤小築(渡假屋)	160,000
銳中有限公司	富榮花園商場的部份(商店)	104,000
聯業發展有限公司	銀海大樓的部份(寫字樓)	118,000
星穎有限公司	金都大廈的部份(寫字樓)	85,000
星穎有限公司	東山廣場的部份(寫字樓)	33,000

年度內，租金繳付予其士國際集團約港幣9,917,000元。

本公司獨立非執行董事認為，截至二零零一年三月三十一日止年度內，本集團達成上述之交易為：

(i) 本集團一般及日常業務；
(ii) 以一般商業條款進行或非較獨立第三者可獲之條款優厚者；
(iii) 對本公司之股東而言均為公平及合理；及
(iv) 在有關豁免書內所述之有關金額。

董事股份及認購股權之權益

截至二零零一年三月三十一日，各董事於本公司及其相聯公司(按證券(公開權益)條例(「公開權益條例」)之定義詮釋)之股本及認購股權中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及聯交所，或遵照公開權益條例第二十九條之規定載於登記冊內之權益如下：

(甲) 本公司權益

(i) 股份

董事	普通股股份數目		
	個人權益	公司權益	總數
周亦卿	34,079,270	431,618,666*	465,697,936
馮伯坤	12,900,000	—	12,900,000
郭海生	12,000,000	—	12,000,000
馮和順	300,000	—	300,000
簡嘉翰	2,256,000	—	2,256,000

* *周亦卿博士實益擁有其士國際股份615,445,993股，佔其士國際已發行股份約百分之五十，而其士國際則持有本公司股份431,618,666股。根據公開權益條例，周博士被視為擁有該等股份之實益權益。而該等股份已在下段「主要股東」中重述。*

董事股份及認購股權之權益(續)

(甲) 本公司權益(續)

(ii) 認購股權

董事	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	年內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
			港元	港元		
周亦卿	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	14,000,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	7,000,000
馮伯坤	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	3,000,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	6,550,000
郭海生	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	4,300,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	5,000,000
馮和順	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	2,300,000
簡嘉翰	17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	5,000,000
周莉莉	04/02/1998	04/09/1998 - 03/09/2001	1	0.3376	—	5,000,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	5,000,000

認購股權資料載於財務報告附註第23項內。

董事股份及認購股權之權益(續)

(乙) 相聯公司權益

(i) 股份

董事	相聯公司	普通股股份數目 個人權益	公司權益	總數
周亦卿	其士國際	615,445,993	—	615,445,993
	其士建築集團有限公司(「其士建築」)	41,036,489	87,165,444*	128,201,933
	其士新加坡控股有限公司(「其士新加坡」)	4,375,000	80,000,000*	84,375,000
馮伯坤	其士國際	456,450	—	456,450
郭海生	其士國際	491,083	—	491,083
	其士建築	1,326,437	—	1,326,437
馮和順	其士建築	295,600	—	295,600
簡嘉翰	其士國際	145,200	—	145,200

* *周亦卿博士實益擁有其士國際股份615,445,993股,佔其士國際已發行股份約百分之五十,而其士國際則持有其士建築股份87,165,444股及其士新加坡股份80,000,000股。根據公開權益條例,周博士被視為擁有該等股份之權益,並已知會其士建築及其士新加坡。*

董事股份及認購股權之權益(續)

(乙) 相聯公司權益(續)

(ii) 認購股權

董事	相聯公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	年內已行使認購股權可認購股份之數目	尚未行使認購股權可認購股份之數目
				港元	港元		
周亦卿	其士國際	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	18,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	8,450,000
	其士建築	04/02/1998	03/09/1998 - 02/09/2001	1	0.3248	—	4,400,000
馮伯坤	其士國際	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	3,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,350,000
郭海生	其士國際	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	10,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,350,000
	其士建築	04/02/1998	03/09/1998 - 02/09/2001	1	0.3248	—	4,000,000
馮和順	其士國際	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	2,200,000
簡嘉翰	其士國際	04/02/1998	04/09/1998 - 03/09/2001	1	0.5376	—	2,200,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,000,000

除上述外，截至二零零一年三月三十一日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，本公司董事及其配偶或其未滿十八歲之子女在本公司或其任何相聯公司中之證券並無任何權益(按公開權益條例之定義)。

董事服務合約

並無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(法定賠償除外)而可予以終止之服務合約。

管理服務合約

年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

董事簡介

執行董事

周亦卿博士，主席，現年六十五歲，彼為其士集團之創辦人及兩間香港上市公司其士國際之主席兼董事總經理、其士建築之主席，並為一間新加坡上市公司其士新加坡之主席。彼亦為萬順昌集團有限公司、中國聯合銀行、電視廣播有限公司及邵氏兄弟(香港)有限公司之非執行董事。於一九九五年，周博士榮獲香港理工大學頒授榮譽工商管理博士學位，同年又獲香港大學頒授名譽院士銜；一九九六年及一九九七年更分別獲聘為南京大學校董會名譽董事和獲得香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學、香港科技大學之顧問委員會委員，並為中國浙江大學顧問教授與及四川聯合大學講座教授。周博士一向熱心慈善公益及社會事務，於一九九六年獲選為香港特別行政區第一屆政府推選委員會委員及於一九九五年獲選為香港公益金董事局委員。彼亦於今年初被委任為巴林國駐香港名譽領事。另外，周博士又一直努力不懈積極推動有關專業團體事務，及在個別宗親同鄉會和關心中國事務等機構擔任要職，貢獻良多，其中包括上海市政協委員、香港日本文化協會會長及台灣大學香港校友會會長。此外，為表揚及認同周博士對中外社會總體貢獻，英、比、法、日四國給予頒授勳銜，分別為Officer of the Most Excellent Order of the British Empire, Officer in the Order of the Crown, Officier de l'Ordre National du Mérite及The Order of the Sacred Treasure, Gold Rays with Rosette。

馮伯坤先生，董事總經理，現年四十九歲，於一九七四年加入其士集團，彼為其士國際及其士新加坡之董事。他被推選為廣東省工商業聯合會及廣東省總商會之執行委員。馮先生負責本集團之附屬公司的業務，包括廣泛的話音與數據通訊設備與服務及系統整合技術，亦包括銷售及分銷流動電話、商業機器、電腦系統及設備、電話系統及其有關之售後服務的策略性籌劃及運作管理。彼亦積極參與其士集團物業投資與項目發展運作、環境保護工程及北美之汽車及酒店業務。

董事簡介(續)

執行董事(續)

郭海生先生，董事，現年五十一歲，於一九七二年加入其士集團，彼為其士國際之副董事總經理、其士建築之副主席及其士新加坡之董事。彼亦為香港電梯業協會主席及國際電梯工程師協會香港──中國分會副主席，並為香港註冊升降機及自動梯工程師；他更被委任為廣州市政協委員。郭先生對業務發展擁有豐富經驗，負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及管理。

馮和順先生，董事，現年五十三歲，於一九七零年加入其士集團，彼為其士國際之董事。馮先生負責管理其士集團保險業務、財務與租賃業務及業務發展之運作。

簡嘉翰先生，董事及公司秘書，現年五十歲，於一九八六年加入其士集團，彼為其士國際之董事及公司秘書及其士建築之公司秘書。彼亦為冠華國際控股有限公司之非執行董事。簡先生負責管理其士集團會計及庫務、企業財務、公司秘書及電子數據處理等事務。他獲香港大學頒發理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。

周莉莉小姐，董事，現年三十八歲，於一九九零年加入本集團。彼負責本集團策略性籌劃及業務發展。周小姐獲加拿大卑詩省大學學士學位。彼為周亦卿博士之千金。

非執行董事

易振球先生，現年五十六歲，於二零零零年加入董事會。彼為中國光大集團有限公司之董事兼投資總監、中國光大科技有限公司之副主席及中國光大國際有限公司、慶豐金集團有限公司及銀建國際實業股份有限公司之董事。易先生曾任職廣東省經濟體制改革委員會主任、廣東省證券監督管理委員會主任及廣東省期貨監督管理委員會主任。

黃勝藍先生，現年四十九歲，於二零零零年加入董事會。彼為中國光大科技有限公司之董事兼總經理。黃先生持有華中師範大學文學士銜、華東師範大學國際經濟學文憑及美國哈佛大學經濟學院高等課程文憑。

董事簡介(續)

獨立非執行董事

袁天凡先生，現年四十八歲，於一九九四年加入董事會。彼為電訊盈科有限公司、盈科拓展集團及盈科亞洲拓展有限公司之副主席，並為盈科保險集團有限公司之主席。他於一九八八年至一九九一年間出任聯交所行政總裁。袁先生亦為香港中央結算有限公司之創辦董事。一九九二年至一九九四年，他在美國納斯達克任國際市場顧問委員會委員。他在芝加哥大學獲頒經濟學學士學位，現為該大學之校董會成員。袁先生在亞洲之投資銀行及金融監管事務上具有豐富經驗。

米原慎一先生，現年五十歲，於二零零一年加入董事會。彼於日本慶應大學畢業。米原先生於一九七四年加入Mitsui & Co., Ltd，並於二零零一年一月榮休。於一九八三年至一九九二年期間，他獲委任為三井物產(香港)有限公司機械部之總經理。米原先生在航空、電訊及資訊科技業務具有豐富經驗。

趙世彭博士自一九九四年出任獨立非執行董事，於二零零一年二月辭世。

退休金計劃

自二零零零年四月一日起至二零零零年十一月三十日，本公司及其在香港之附屬公司為合資格僱員提供界定供款退休計劃 — 其士集團僱員公積金計劃(「公積金計劃」)(定義見職業退休計劃條例)。公積金計劃乃由僱主及僱員兩者，分別以僱員薪金百分之五至百分之七點五比率注入供款。

自二零零零年十二月，政府根據強制性公積金計劃條例實施強制性公積金計劃(「強積金計劃」)後，本集團之退休金計劃政策因而有所變更。由二零零零年十二月一月起，現有僱員可選擇繼續參加公積金計劃或轉為參加強積金計劃；惟所有新入職僱員則只能參加強積金計劃。

強積金計劃為所有年齡介乎十八至六十五歲，並由本集團受聘於香港工作最少六十天之僱員參加。本集團之供款乃根據僱員有關薪金百分之五注入供款，惟每月薪金以港幣二萬元為上限。根據法例規定，有關利益須保留至六十五歲退休後方可領取。

年度內，本集團在該等計劃之總供款為港幣2,268,000元，其中已扣除之已沒收供款為港幣1,903,000元，並已在綜合收益表中扣除。於年度結算日並無沒收供款而可用以抵減僱主之未來供款。

主要股東

於二零零一年三月三十一日，本公司之唯一主要股東為其士國際集團。根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，其士國際集團持有本公司股份431,618,666股，佔本公司已發行股份約百分之五十點三八。

除上文披露者外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司已發行股份百分之十。

購買股份或債券之安排

除本公司採納之認購股權計劃及授予若干董事之認購股權外，於本年度任何時間內，本公司或其任何控股公司、附屬公司或同母系附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

審核委員會

審核委員會按上市規則規定成立，並於年內舉行兩次會議，其中成員包括兩位獨立非執行董事。於會議內，委員會已審閱本集團之關連交易、中期及年度報告書，並與管理層討論有關審核、內部監管及財務申報事宜。

最佳應用守則

董事會認為本公司於本年度內均遵守上市規則附錄十四所載之最佳應用守則之指引。

結算日後事項

有關結算日後重要事項之詳情載於財務報告附註第31項內。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

主席
周亦卿

香港，二零零一年七月十日

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致CHEVALIER iTECH HOLDINGS LIMITED股東
(在百慕達註冊成立為有限公司)

本核數師已將刊於第23頁至第51頁內根據香港公認之會計原則編製之財務報表審核完竣。

貴公司董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

本核數師之責任是根據審核工作之結果對該等財務報表作出獨立意見，並將此意見向股東呈報。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合　貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示　貴公司及集團於二零零一年三月三十一日結算時之財務狀況及截至該日止年度集團之溢利及現金流動情況，並根據香港公司條例之披露規定適當編製。

德勤•關黃陳方會計師行
執業會計師

香港，二零零一年七月十日

綜合收益表

截至二零零一年三月三十一日止年度

	附註	2001 港幣千元	2000 港幣千元
營業額	3	1,054,753	1,182,301
銷售成本		(892,179)	(1,001,652)
毛利		162,574	180,649
其他收益	4	19,128	18,206
經銷成本		(143,751)	(150,412)
行政支出		(11,268)	(15,691)
其他經營支出	5	(14,138)	(2,409)
扣除財務費用前之經營溢利	6	12,545	30,343
財務費用	7	(1,402)	(372)
經營溢利	3	11,143	29,971
所佔聯營公司業績		5,109	4,030
除稅前溢利		16,252	34,001
稅項	8	(8,491)	(3,391)
本年度溢利	9	7,761	25,610
股息	10	17,137	34,352
每股盈利	11		
基本		0.91 仙	3.06 仙
攤薄		0.90 仙	2.98 仙

二零零一年三月三十一日結算

	附註	2001 港幣千元	2000 港幣千元
非流動資產			
投資物業	12	5,310	6,320
物業、廠房及設備	13	40,473	45,079
聯營公司權益	15	13,476	10,265
		59,259	61,664
流動資產			
存貨	16	100,747	112,636
待售物業	17	1,135	1,135
應收帳款、存出按金及預付款項	18	151,154	147,310
就合約工程應向客户收取的款項	19	—	688
可取回税項		889	2,923
證券投資	20	—	14,982
其他短期投資		—	38,364
現金及銀行存款		235,531	255,695
		489,456	573,733
流動負債			
應付款項、存入按金及應付費用	21	97,947	152,113
應付最終控股公司款項		2,938	4,765
就合約工程應向客户支付的款項	19	—	79
應付票據		4,047	7,546
遞延服務收入		30,475	31,685
課税準備		1,159	2,958
擬派末期股息		8,568	25,633
無抵押銀行透支		1,812	145
		146,946	224,924
流動資產淨值		342,510	348,809
總資產減流動負債		401,769	410,473
非流動負債			
遞延税項	22	—	180
少數股東權益		184	227
		401,585	410,066
股本及儲備			
股本	23	85,678	85,445
儲備	24	315,907	324,621
		401,585	410,066

本財務報告由23頁至51頁於二零零一年七月十日經董事會通過並由以下董事代表簽署：

馮伯坤
董事

郭海生
董事

資產負債表

二零零一年三月三十一日結算

	附註	2001 港幣千元	2000 港幣千元
非流動資產			
所佔附屬公司權益	14	107,948	65,842
流動資產			
應收帳款、存出按金及預繳款項		3,320	915
應收附屬公司款項		115,064	137,725
可取回稅項		—	2
現金及銀行存款		209,989	217,443
		328,373	356,085
流動負債			
應付款項、存入按金及應付費用		4,911	3,547
應付最終控股公司款項		2,938	4,765
應付附屬公司款項		88,625	72,645
擬派末期股息		8,568	25,633
無抵押銀行透支		—	13
		105,042	106,603
流動資產淨值		223,331	249,482
		331,279	315,324
股本及儲備			
股本	23	85,678	85,445
儲備	24	245,601	229,879
		331,279	315,324

馮伯坤
董事

郭海生
董事

截至二零零一年三月三十一日止年度

	2001 港幣千元	2000 港幣千元
重估其他物業之增值(減值)	84	(400)
申算海外附屬公司財務報告所產生之兌換虧損	(257)	(120)
未於綜合收益表上確認之淨虧損	(173)	(520)
本年度溢利	7,761	25,610
確認收益及虧損總額	7,588	25,090

綜合現金流動表

截至二零零一年三月三十一日止年度

	附註	2001 港幣千元	2000 港幣千元
經營業務之現金注入(支出)淨額	25	21,424	(2,664)
投資回報及融資費用			
已收利息		14,569	15,266
已付利息		(1,402)	(372)
收取聯營公司之股息		3,361	1,671
證券投資股息收入		37	322
已付股息		(33,136)	(33,561)
投資回報及融資費用之現金支出淨值		(16,571)	(16,674)
稅項			
已繳付利得稅		(11,850)	(7,255)
利得稅退款		4,029	946
淨付利得稅		(7,821)	(6,309)
投資業務			
購入聯營公司		(106)	—
聯營公司之借款		(1,972)	—
購入物業、廠房及設備		(13,385)	(8,830)
出售物業、廠房及設備		889	319
投資業務之現金支出淨額		(14,574)	(8,511)
融資前之現金支出淨額		(17,542)	(34,158)
融資	26		
發行新股		8	9,271
發行新股費用		(6)	(2)
向最終控股公司(償還)借入之款項		(1,827)	1,566
融資(支出)注入之現金淨額		(1,825)	10,835
現金及等同現金項目減少		(19,367)	(23,323)
於年初之現金及等同現金項目		255,550	278,862
滙兌調整		(2,464)	11
於年終之現金及等同現金項目	27	233,719	255,550

1. 一般資料

本公司為一間在百慕達註冊成立之豁免有限公司，其股份於香港聯合交易所有限公司上市，本公司之最終控股公司為其士國際集團有限公司為一間在百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司上市。

本公司之主要業務為投資控股，而其附屬公司之主要業務為提供銷售電腦設備，電訊系統，辦公室設備，提供科技及網絡技術，技術與保養及傳呼服務，家庭用品貿易及買賣證券。

2. 主要會計政策

財務報告表已按照歷史成本慣例編列，並就若干物業估值、證券及其他短期投資作出調整並符合香港普遍採納之會計準則。主要會計政策載列如下：

(a) 綜合帳項基礎

綜合帳包括本公司及其附屬公司截至每年三月三十一日之帳項並連同本集團擁有於聯營公司之權益，其表達基準詳列於下列(d)項。

年內收購或出售附屬公司及聯營公司自其有效收購日起計算或至其售出日止之業績已包括於收益表內。

本集團內各公司之間所有重大交易及往來結餘已在綜合帳目內對銷。

(b) 商譽

商譽乃指收購附屬公司及聯營公司時，收購價大於其在收購日之公平價值(以資產淨值作基準)之差額，立刻在儲備帳中撇除。收購折讓乃指在收購日之公平價值(以資產淨值作基準)高於收購價之差額，於收購當年撥入儲備帳中。

於出售附屬公司及聯營公司投資時，過去撇銷或納入儲備之商譽應佔金額在計算出售附屬公司及聯營公司溢利或虧損時包括在內。

(c) 附屬公司

附屬公司為本集團直接或間接持有其發行股本權益逾百分之五十，或控制過半數之投票權或控制董事局或相等之管治機構之公司。

附屬公司投資扣除附屬公司之任何減值(屬暫時性以外者)後列於本公司資產負債表內。

2. 主要會計政策(續)

(d) 所佔聯營公司權益

聯營公司乃指本集團能對其管理(包括參與財務及經營上之決策),有重大影響力之企業。

綜合收益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中,在聯營公司之投資是按本集團應佔其資產淨值而列於帳內。

本集團與聯營公司所進行而未實現之收益及虧損,本集團已按有關於聯營公司中所佔權益而抵消,除非未實現虧損部份能提出證據顯示轉讓的資產有減損的情況則例外。

(e) 投資物業

投資物業乃已完成之物業,並因具有投資價值而持有,而有關租金收入乃按正常非關連基礎而訂定。

投資物業乃按公開市值每年由獨立測計師對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳,但若該儲備的總額不足以彌補虧絀,則不足之數於收益表內撇除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘,則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表。

於出售重估物業時,有關投資物業重估之增值則轉入收益計算表內。

除契約的尚餘年期只有二十年或不足二十年外,投資物業毋須按期計提折舊費用。

(f) 物業、廠房及設備

(i) 物業

持作固定資產的自用物業乃按重估值,即重估日之公開市值,減去期後之折舊入帳。物業重估將定期進行,以確保帳面值與結算日時公平市值無重大差異。重估之增值乃轉入重估儲備,但若此增值曾從收益表中為同一資產扣除的虧絀之數額,則確認為收入。重估時差生的帳面淨值減少數額如超過該重估資產的重估儲備結餘,該超出部份乃在收益表中扣除。於重估物業出售或退撥時,有關重估之增值則轉入保留溢利。

永久業權之土地不予提取折舊撥備,租賃土地乃按其餘下之契約年期提取折舊撥備。非投資物業之樓宇成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期,二者較短者作出折舊撥備。

2. 主要會計政策(續)

(f) 物業、廠房及設備(續)

(ii) 廠房及設備

廠房及設備乃按成本值減去折舊列於帳內。資產成本是由購入價和任何直接使資產到達預期使用之地點和工作狀態之費用組成。資產使用後所產生之費用例如維修和保養及檢修成本通常都會在其產生時在收益表內扣除。當其費用能清楚顯示其能令該資產增加其將來之經濟效益，該費用將會被資本化為該資產之附加成本。

廠房及設備之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

	購入時額外折舊	每年折舊
電腦設備	20%	40%
其他	20%	20%

出租設備則按成本值及租賃年期作出折舊撥備。

當資產之帳面值低於其可收回值時，所載帳面值乃遞減以反映價值下跌。於釐定資產的可收回值時，並非按預期未來現金流量之現值計算。

出售或退撥之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在收益表內。

(g) 待售物業

待售物業乃按成本或可變現值二者之較低值入帳。成本包括購入成本及其他直接費用。可變現值為管理層根據現行市場情況作出之估值或如已訂定有約束力的出售合同，則根據協議出售價。

(h) 存貨

存貨指一般商品及耗用物料，一般商品乃按成本或可變現值二者之較低值入帳，而耗用物料則為成本減提取準備入帳，成本包括所有採購成本和使存貨到達當前地點所產生的其他開支，以加權平均法計算。可變現值乃按正常業務範圍內估計之售價扣除估計之銷售費用計算。

2. 主要會計政策(續)

(i) 證券投資

證券投資於交易日確認，初步以成本衡量。

非(持有至到期債券證券)之投資列作投資證券及其他投資。

投資證券乃為已確定長遠策略而持有之證券，於其後之申報日按成本減任何永久減損計算。

其他投資按公平值計算，而未變現損益則計入期內之收益表。

(j) 其他短期投資

購入短期投資目的之期權已於結算當日按市值入帳，未實現盈利及損失計入期內綜合收益表。

(k) 安裝合約

當一項合約的成果能夠可靠地估計時，合約成本會按年度施工價值，根據結算當日合約活動的完工程度計入收益表。

當一項合約的成果不能可靠的估計時，合約成本會在產生的會計期間確認為支出。

當合約總成本很有可能會超過合約總收入時，預計的虧損會立即確認為支出。

於結算日的施工中安裝合約乃按已產生成本加上已確認溢利減已確認虧損和按進度開出之帳單之淨額，就適用情況呈列於資產負債表為「就合約工程應向客户收取的款項(作為資產)」或「就合約工程應用客户支付的款項(作為負債)」。有關工程施工前所收之金額乃包括於資產負債表中作為負債。客户尚未支付已就工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款，存出按金及預繳款項」。

2. 主要會計政策(續)

(l) 收益之確認

銷售貨品之收益乃於貨品送出後或貨品擁有權轉予客戶後入帳。收益已減除所有銷售退回及折扣。

提供服務之收益乃於提供服務完畢時入帳。提供服務前之收入乃包括於遞延收益中。

當一項安裝合約的成果能夠可靠地估計時，合約收入會根據年度施工價值，按完工百分比法確認。工程變更，索償及獎勵金及按與客戶達成協議部份入帳。當一項安裝合約的成果不能夠可靠地估計時，確認之收益僅為可能收回之已支出合約成本。

銀行利息收益乃按時間比例入帳，並根據本金及有關之利率計算。

股息及其他投資利息收益須按股東收受股息之權利被確認時方予以入帳。

出售有價證券之收益乃於交易日入帳。

租金收益及其他營業性租賃收益乃按平均分攤方法根據其租賃年期入帳。

(m) 營業性租賃

有關租賃合約所涉及資產之擁有權，因其所產生之主要報酬及風險由出租者所持有及承擔者，此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客户之租賃收益，乃以個別租賃期以平均分攤方法列入收益表內。

(n) 外幣換算

本集團，除不在香港經營之公司外，會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際滙率或合約交收日滙率兑換為港元。資產負債表結算日之外幣流動資產及負債概按結算日滙率申算為港元。所有外滙換算盈虧均於收益帳內結算。

綜合報告時，海外附屬公司之財務報告乃按結算日滙率申算為港元，而所產生之滙率損益均轉入外滙兑換浮動儲備帳。

(o) 税項

税項乃根據當年業績，並對非課税項目及不獲税務寬減項目作出調整而計算。時差指在税務上計算的若干收支項目報税的期間與該等項目列入財務報表的期間不同而產生的差異。因時差影響而產生之税項，按負債法計算，乃按頗有可能產生負債或資產的部份入帳，並列於財務報表中。

2. 主要會計政策(續)

(p) 現金及等同現金

等同現金為可隨時轉換為已知數額現金，並且在購入時距離期滿不超過三個月的短期性質而且高度流通的投資，再扣除須於借入貸款起計三個月內償還的銀行貸款後所得的數額。

3. 營業額及溢利貢獻

以下為本集團按業務及地區劃分之營業額及其對本集團經營溢利之貢獻分析：

(甲) 以業務區劃

	營業額		經營溢利之貢獻	
	2001 港幣千元	2000 港幣千元	2001 港幣千元	2000 港幣千元
電腦設備	380,607	394,941	3,845	8,301
電訊系統	267,439	338,343	18,530	16,642
辦公室設備	155,510	174,241	4,794	6,066
科技及網絡技術	85,517	77,049	(7,227)	2,741
技術及保養服務	59,069	64,480	8,145	8,858
傳呼服務	32,690	41,937	(986)	(5,346)
家庭用品貿易	30,401	9,915	(7,861)	(4,316)
其他	43,520	81,395	(8,097)	(2,975)
	1,054,753	1,182,301	11,143	29,971

(乙) 以地區分類

	營業額		經營溢利之貢獻	
	2001 港幣千元	2000 港幣千元	2001 港幣千元	2000 港幣千元
香港	720,522	888,006	9,252	28,255
中華人民共和國(「中國」) 其他地區	179,978	122,878	(6,000)	(10,025)
泰國	141,433	145,315	8,914	13,176
其他	12,820	26,102	(1,023)	(1,435)
	1,054,753	1,182,301	11,143	29,971

4. 其他收益

	2001 港幣千元	2000 港幣千元
其他收益包括：		
銀行及其他利息收入	14,389	15,889
上市證券股息收入	37	322

5. 其他經營支出

	2001 港幣千元	2000 港幣千元
其他經營支出包括：		
重估物業虧絀：		
投資物業	1,010	510
自用物業	633	482
附屬公司外幣款項墊支之兑換虧損	9,587	—

6. 扣除財務費用前之經營溢利

	2001 港幣千元	2000 港幣千元
扣除財務費用前之經營溢利已扣除下列各項目：		
物業、廠房及設備折舊	10,996	10,776
營業性租賃之樓宇租用支出	41,736	49,075
核數師酬金	1,419	1,294
出售物業、廠房及設備之虧損	3,397	617
員工開支，包括董事之酬金（附註）	144,811	150,495
外滙兑換虧損	385	—
已實現及未實現之貿易性其他短期投資淨虧損	7,729	62
並包括下列項目：		
租金收入港幣492,000元（二零零零年：港幣600,000元）減物業支出	400	572
收益港幣373,000元（二零零零年：港幣436,000元）減除物業外其他營業性租賃之支出	233	277
外滙兑換收益	—	1,073

附註：員工開支已包括港幣3,168,000之裁減員工支出（二零零零年：港幣2,281,000元）。

7. 財務費用

	2001 港幣千元	2000 港幣千元
償還期不超過五年之銀行透支及其他貸款之利息	1,402	372

8. 稅項

	2001 港幣千元	2000 港幣千元
現時稅項		
本公司及其附屬公司		
香港	4,924	7,029
海外	3,132	1,666
聯營公司		
香港	615	611
遞延稅項		
本公司及其附屬公司		
香港	(180)	(915)
	8,491	8,391

香港利得稅準備乃根據本集團各公司之估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率16%(二零零零年：16%)計算。

海外之課稅準備乃按照各公司當地法例之適用稅率及估計應課稅溢利計算。

未入帳的潛在遞延稅項撥回額(折舊)之詳情載於附註第22內。

9. 本年度溢利

本集團之本年度溢利中，計算於本公司收益表內之溢利為港幣32,024,000元(二零零零年：港幣33,685,000元)。

10. 股息

	2001 港幣千元	2000 港幣千元
已派中期股息		
每股港幣1仙予856,779,352股		
(二零零零年：每股港幣1仙予849,561,558股)	8,568	8,496
擬派末期股息		
每股港幣1仙予856,779,352股		
(二零零零年：每股港幣3仙予854,449,558股)	8,568	25,633
截至辦理股份過戶登記日前所發行股份之額外股息	1	223
	17,137	34,352

10. 股息（續）

若所有認購股權持有人於截止辦理末期股息股份過戶日期前行使其認購權認購股份，應付股息將增加約港幣581,000元。

11. 每股盈利

每股盈利之計算乃根據本年度溢利港幣7,761,000元（二零零零年：港幣25,610,000元）及已發行普通股股份加權平均股數855,411,857（二零零零年：836,674,490）股計算。

本年度之攤薄每股盈利計算如下：

	2001 港幣千元	2000 港幣千元
就計算攤薄每股盈利之溢利	7,761	25,610
	股數	
就計算基本每股盈利之普通股股份加權平均數目	855,411,857	836,674,490
潛在可攤薄普通股股份之影響：		
認購股權	7,269,737	21,500,696
就計算攤薄每股盈利之普通股股份加權平均數目	862,681,594	858,175,186

12. 投資物業

集團

	港幣千元
估值	
於二零零零年四月一日	6,320
重估虧損	(1,010)
於二零零一年三月三十一日	5,310

位於中國屬中期物業之投資物業於二零零一年三月三十一日由獨立專業估值師戴德梁行按公開市場價值重估。

投資物業之年度租金收益為港幣318,000元（二零零零年：437,000元）。

13. 物業、廠房及設備

	物業							傢俬、裝置辦公室設備及汽車		
	香港	海外		中國其他地區		發射器及	機器、工具		持作營業性	
	中期契約	永久業權	中期契約	長期契約	中期契約	通訊設備	及設備	公司自用	租賃用途	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
集團										
成本值或估值										
二零零零年四月一日	6,400	8,379	378	1,590	2,090	40,934	32,173	43,457	302	135,703
滙兑調整	—	(1,596)	(72)	—	—	—	(618)	(1,093)	(4)	(3,383)
添置	—	—	—	—	—	519	4,212	8,167	487	13,385
出售	—	—	—	—	—	(4,745)	(10,197)	(16,687)	(114)	(31,743)
重新分類	—	—	—	—	—	169	(298)	129	—	—
重估虧損	(600)	(153)	—	(30)	(330)	—	—	—	—	(1,113)
二零零一年三月三十一日	5,800	6,630	306	1,560	1,760	36,877	25,272	33,973	671	112,849
累積折舊										
二零零零年四月一日	—	—	—	—	—	32,422	26,356	31,693	153	90,624
滙兑調整	—	—	—	—	—	—	(403)	(819)	(1)	(1,223)
年度折舊	135	254	102	26	47	1,739	3,167	5,368	158	10,996
售出撥回	—	—	—	—	—	(3,956)	(9,027)	(14,401)	(73)	(27,457)
重新分類	—	—	—	—	—	62	(250)	188	—	—
重估撥回	(135)	(254)	(102)	(26)	(47)	—	—	—	—	(564)
二零零一年三月三十一日	—	—	—	—	—	30,267	19,843	22,029	237	72,376
帳面淨值										
二零零一年三月三十一日	5,800	6,630	306	1,560	1,760	6,610	5,429	11,944	434	40,473
二零零零年三月三十一日	6,400	8,379	378	1,590	2,090	8,512	5,817	11,764	149	45,079

於二零零一年三月三十一日，本集團物業、廠房及設備之成本值及估值如下：

成本	—	—	—	—	—	36,877	25,272	33,973	671	96,793
二零零一年專業估值	5,800	6,630	306	1,560	1,760	—	—	—	—	16,056
	5,800	6,630	306	1,560	1,760	36,877	25,272	33,973	671	112,849

物業均由獨立專業估價人士於二零零一年三月三十一日按公開市場基準予以重估。香港物業由簡福飴測量行重估。海外物業由Brooke International (Thailand) Limited重估。中國其他地區物業由戴德梁行重估。

如該類物業按成本減除累積折舊入帳，於二零零一年三月三十一日之所載帳面淨值應為港幣24,897,000元（二零零零年：港幣27,458,000元）。

14. 所佔附屬公司權益

	公司	
	2001 港幣千元	2000 港幣千元
無牌價股份成本價減撥備	58,668	52,867
應收附屬公司款項減撥備	49,280	12,975
	107,948	65,842

有關本集團各主要附屬公司之資料，請參閱第51頁。

根據各董事之意見，若將所有附屬公司之資料完全列出，乃過於冗長，故所載之附屬公司之資料，乃對本集團業績及資產有重大影響之公司。

15. 所佔聯營公司權益

	集團	
	2001 港幣千元	2000 港幣千元
應佔資產淨值	11,504	10,265
聯營公司應收帳	1,972	—
	13,476	10,265

有關本集團於二零零一年三月三十一日各聯營公司之資料如下：

聯營公司名稱	註冊／營業地點或國家	股份類別	商業結構形式	由附屬公司持有應佔已發行股本或註冊股本權益百分率	主要業務
聯合文儀有限公司	香港	普通	註冊	41	辦公室設備貿易
廣州其士科技有限公司	中國	不適用	註冊	24	辦公室設備貿易及維修服務

16. 存貨

	集團	
	2001 港幣千元	2000 港幣千元
待售存貨	94,215	108,633
耗用物料	6,532	4,003
	100,747	112,636

於本年度確認為費用之存貨成本為港幣719,622,000元(二零零零年：港幣896,093,000元)。

以上列示之存貨包括待售存貨港幣7,535,000元(二零零零年：港幣10,837,000元)乃以其可變現值計算。

17. 待售物業

所有待售物業皆以成本值入帳。本年度並無售出待售物業。

18. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括應收貨款港幣93,612,000元(二零零零年：港幣92,607,000元)。以下為應收貨款之帳齡分析：

	集團	
	2001 港幣千元	2000 港幣千元
0－60天	74,586	78,402
61－90天	9,436	2,900
逾90天	9,590	11,305
總計	93,612	92,607

本集團對各個核心業務之客户已確立指定之信貸政策，給予貿易客户之平均信貸期為60天。

19. 就合約工程應向客戶收取(應付)的款項

	集團	
	2001	2000
	港幣千元	港幣千元
於結算日之施工中合約：		
已產生的合約成本	145	2,343
已確認利潤減虧損	11	517
	156	2,860
進度款	(156)	(2,251)
	—	609
代表為：		
已計入流動資產之合約客戶欠款	—	688
已計入流動負債之應付合約客戶款	—	(79)
	—	609

於二零零一年三月三十一日，客戶所持之保留款為港幣372,000元(二零零零年：港幣343,000元)，而同時並未就合約工程收取客戶預付款。

20. 證券投資

	集團	
	2001	2000
	港幣千元	港幣千元
其他投資：		
股本證券		
—於香港上市	—	6,886
—於海外上市	—	8,096
	—	14,982
上市證券市值		
—於香港上市	—	6,886
—於海外上市	—	8,096
	—	14,982

21. 應付款項、存入按金及應付費用

應付款項、存入按金及應付費用包括應付貨款港幣43,166,000元(二零零零年：港幣92,658,000元)。以下為應付貨款之帳齡分析：

	集團	
	2001	2000
	港幣千元	港幣千元
0－60天	40,414	90,514
61－90天	1,199	1,012
逾90天	1,553	1,132
總計	43,166	92,658

22. 遞延稅項

	集團	
	2001	2000
	港幣千元	港幣千元
於四月一日	180	1,095
本年度時差之回撥	(180)	(915)
於三月三十一日	—	180

超出收益表的折舊費之折舊免稅額部份已於過往年度提取遞延稅項準備。

在結算當日，本綜合財政報告並無計入的潛在遞延稅項資產，其主要項目為如下：

	集團	
	2001	2000
	港幣千元	港幣千元
時差所引致稅項上的影響：		
超出折舊稅額的折舊費	1,883	1,070
未徵用的稅項損失	68,991	64,068
其他時差	—	566
	70,874	65,704

22. 遞延稅項(續)

本年度未予提取準備的遞延稅項(支出)撥回額為如下：

	集團	
	2001 港幣千元	2000 港幣千元
時差所引致稅項上的影響：		
超出(不足)折舊免稅額的折舊費	813	(1,862)
未徵用的稅項損失	4,923	6,771
其他時差	(566)	6
	5,170	4,915

基於未能確定稅項虧損，故本財務報告並未將可用作抵銷將來利潤之稅項虧損作遞延稅項資產處理。

由於出售重估物業的盈利或虧損不會產生稅務負債，故並未為香港及泰國重估物業之增值或虧絀作出遞延稅項準備。按此，重估物業並不會構成稅務上的時差。

中國物業估值產生之虧絀並不會構成稅務上的時差，故不會構成遞延稅項資產／負債。

於二零零一年三月三十一日，海外附屬公司未利用之稅項損失引致的潛在遞延稅項資產，其稅項豁免有效期如下：

	2001 港幣千元	2000 港幣千元
2002	—	8
2003	10	11
2005	10	11
2006	1	2

本公司並無重大之提取或未予提取遞延稅項。

23. 股本

	每股面值港幣0.1元之普通股數目 股	票面值 港幣千元
法定股本：	1,200,000,000	120,000
已發行及繳足股本：		
於一九九九年四月一日	828,077,558	82,808
行使認購股權	26,372,000	2,637
於二零零零年三月三十一日	854,449,558	85,445
行使認購股權	20,000	2
發行新股以代替現金股息	2,309,794	231
於二零零一年三月三十一日	*856,779,352*	*85,678*

附註：

(a) 法定及已發行股份

法定股本於二零零一年三月三十一日止之兩個年度，並無任何變動。

於本年度，根據員工(包括董事)之認購股權計劃共發行20,000股(二零零零年：26,372,000股)，認購價為每股港幣0.3920元(二零零零年：港幣0.3376元及港幣0.3920元)，總代價為港幣8,000元(二零零零年：港幣9,271,000元)。

於二零零零年十一月二日，以新股代替現金股息形式共發行2,309,794股，認購價為每股港幣0.4617元，總代價約為港幣1,066,000元。

23. 股本(續)

附註:(續)

(b) 認購股權計劃

於一九九一年採納了一認購股權計劃，惠及本公司及各附屬公司之全職僱員，而根據此項計劃本公司之董事會可酌情邀請全職僱員(包括執行董事)，認購最多不得超逾當時已發行股本百分之十，而認購價將不低於授出認購股權之日期前五個交易日本公司股份於香港聯合交易所有限公司之平均收市價百分之八十與本公司股份面值兩者中之較高價格。認股權不可在認購股權計劃接納日期後不足六個月或該日期後但超過三年半行使，並於二零零一年十月六日後停止授出此等認購股權，而任何人士獲授之認購股權全部行使時，概不得使已獲發行之股份總數，超過可發行之認購股權可認購之股份總數百分之二十五。

有關授與及未獲行使之認購股權之詳情如下：

行使認購股權時須支付之每股價格	行使認股權之期限	認購股權可認購股份之數目 一九九九年三月三十一日未獲行使	年內授與	年內已行使	已取消	二零零零年三月三十一日未獲行使	年內已行使	二零零一年三月三十一日未獲行使
港幣0.3376元	03/09/1998-02/09/2001	40,900,000	—	(17,300,000)	—	23,600,000	—	23,600,000
港幣0.3376元	04/09/1998-03/09/2001	7,300,000	—	(2,300,000)	—	5,000,000	—	5,000,000
港幣0.3920元	07/10/1998-06/10/2001	9,075,000	—	(6,772,000)	(1,308,000)	996,000	(20,000)	976,000
港幣0.4640元	03/06/2000-29/06/2003	—	28,550,000	—	—	28,550,000	—	28,550,000
		57,276,000	28,550,000	(26,372,000)	(1,308,000)	58,146,000	(20,000)	58,126,000

每位獲授與人士以港幣1元代價獲得所授與認購股權。在現時資本結構下，若行使所有未獲行使認購股權將引致本公司多發行58,126,000(二零零零年：58,146,000)股每股面值港幣0.1元及注入為數約港幣23,285,000元(二零零零年：港幣23,293,000元)之現金。

24. 儲備

	股本溢價 港幣千元	資本儲備帳 港幣千元	資本贖回儲備帳 港幣千元	其他物業重估儲備帳 港幣千元	外滙兑換浮動儲備帳 港幣千元	保留溢利 港幣千元	合計 港幣千元
集團							
於一九九九年四月一日	234,027	171	14	425	709	91,905	327,251
重新分類（附註b）	(18,060)	18,060	—	—	—	—	—
發行股份	6,634	—	—	—	—	—	6,634
股份發行費用	(2)	—	—	—	—	—	(2)
重估物業虧絀	—	—	—	(400)	—	—	(400)
申算海外附屬公司財務報告所產生之兑換轉變	—	—	—	—	(120)	—	(120)
本年度溢利	—	—	—	—	—	25,610	25,610
股息（附註10）	—	—	—	—	—	(34,352)	(34,352)
於二零零零年三月三十一日	222,599	18,231	14	25	589	83,163	324,621
重新分類（附註c）	—	—	—	882	(882)	—	—
發行股份	841	—	—	—	—	—	841
股份發行費用	(6)	—	—	—	—	—	(6)
重估物業盈餘	—	—	—	84	—	—	84
申算海外附屬公司財務報告所產生之兑換轉變	—	—	—	—	(257)	—	(257)
本年度溢利	—	—	—	—	—	7,761	7,761
股息（附註10）	—	—	—	—	—	(17,137)	(17,137)
於二零零一年三月三十一日	223,434	18,231	14	991	(550)	73,787	315,907

附註：

(a) 於年度結算日，本集團之儲備包括集團所佔聯營公司自收購日起計算之保留溢利港幣5,248,000元（二零零零年：港幣4,115,000元）。

(b) 於二零零零年度前財務報告所透露之股本溢價已於去年重新分析為股本溢價歸於控股公司及股本溢價歸於附屬公司。歸於附屬公司之部份已轉往資本儲備帳。

(c) 於上年度財務報告所透露之外滙兑換浮動儲備帳已重新分析，而歸於其他物業重估儲備帳之部份已轉往該儲備帳。

24. 儲備（續）

	股本溢價 港幣千元	繳入盈餘 港幣千元	資本贖回儲備帳 港幣千元	保留溢利 港幣千元	合計 港幣千元
公司					
於一九九九年四月一日	215,967	6,226	14	1,707	223,914
發行股份	6,634	—	—	—	6,634
股份發行費用	(2)	—	—	—	(2)
年度溢利	—	—	—	33,685	33,685
股息（附註10）	—	—	—	(34,352)	(34,352)
於二零零零年三月三十一日	222,599	6,226	14	1,040	229,879
發行股份	841	—	—	—	841
股份發行費用	(6)	—	—	—	(6)
年度溢利	—	—	—	32,024	32,024
股息（附註10）	—	—	—	(17,137)	(17,137)
於二零零一年三月三十一日	223,434	6,226	14	15,927	245,601

繳入盈餘乃於一九八九年重組附屬公司時之資產值與公司因認購時所發行股份減期後於繳入盈餘撥出之派發股息之面值差額。根據百慕達一九八一年公司（修訂）法例，繳入盈餘乃可分派予股東。

於二零零一年三月三十一日，本公司可派發與股東之儲備為港幣22,153,000元（二零零零年：港幣7,266,000元）。

25. 除稅前溢利與經營業務之現金注入(支出)淨額對帳表

	2001 港幣千元	2000 港幣千元
除稅前溢利	16,252	34,001
所佔一間聯營公司業績	(5,109)	(4,030)
利息收入	(14,389)	(15,889)
利息支出	1,402	372
有價證券之股息收入	(37)	(322)
折舊	10,996	10,776
重估物業之虧絀	1,643	992
出售固定資產之虧損	3,397	617
存貨減少(增加)	4,552	(27,367)
應收帳款、存出按金及預繳款項(增加)減少	(7,643)	34,785
就合約工程應向客户收取款項之減少(增加)	688	(688)
投資及證券減少(增加)	14,982	(9,755)
其他短期證券投資減少(增加)	38,364	(38,068)
應付票據(減少)增加	(2,090)	1,891
應付款項、存入按金及應付費用(減少)增加	(50,184)	16,304
就合約工程應向客户支付款項減少	(79)	(1,411)
遞延服務收入減少	(1,208)	(4,676)
滙兑調整	9,887	(196)
經營業務之現金注入(支出)淨額	21,424	(2,664)

26. 本年度融資變動之分析

	股本及 溢價 港幣千元	應付最終 控股公司 款項 港幣千元	少數股東 權益 港幣千元
於一九九九年四月一日之融資	316,835	3,199	227
融資產生之現金淨收入	9,269	1,566	—
轉往資本儲備	(18,060)	—	—
於二零零零年三月三十一日之融資	308,044	4,765	227
融資產生之現金淨收入(支出)	2	(1,827)	—
發行新股以代替現金股息	1,066	—	—
滙兑調整	—	—	(43)
於二零零一年三月三十一日之融資	309,112	2,938	184

27. 現金及等同現金項目結存之分析

	2001 港幣千元	2000 港幣千元
現金及銀行存款	235,531	255,695
銀行透支	(1,812)	(145)
	233,719	255,550

28. 董事及高級行政人員之酬金

公司董事之酬金細節如下：

	2001 港幣千元	2000 港幣千元
袍金	226	240
薪金、津貼及其他福利	1,345	1,348
退休金之供款	58	58
	1,629	1,646

除支付予獨立非執行董事之董事袍金港幣226,000元(二零零零年：港幣240,000元)外，於過去二年，獨立非執行董事及非執行董事並無收取任何酬金。

董事酬金可按金額劃分為下列組別：

組別	董事人數 2001	2000
無 — 港幣1,000,000元	10	10
港幣1,000,001元 — 港幣1,500,000元	1	1

上述披露之袍金、薪金、津貼及其他福利和退休金之供款乃歸於同一董事。

此外，以上披露之董事酬金，五名董事於最終控股公司共收取港幣16,942,000元(二零零零年：港幣16,950,000元)之酬金作為其對最終控股公司及其附屬公司(包括本集團)作出之服務。

而最終控股公司所付之金額，並沒有對其公司、最終控股公司及所有附屬公司之服務作出分配。

五名最高酬金人士之中，其中一位(二零零零年：一位)為董事，其酬金乃披露於上。

28. 董事及高級行政人員之酬金(續)

其餘四名(二零零零年：四名)最高酬金人士之總酬金為如下：

	2001 港幣千元	2000 港幣千元
薪金、津貼及其他福利	3,065	3,217
退休金之供款	152	188
	3,217	3,405

該四名(二零零零年：四名)最高酬金人士可按金額劃分為下列組別：

組別	人數 2001	2000
無 — 港幣1,000,000元	4	3
港幣1,000,001元 — 港幣1,500,000元	—	1

29. 資產抵押

於二零零一年三月三十一日，一間海外附屬公司已將帳面淨值約共港幣6,103,000元之海外永久業權物業(二零零零年：港幣7,686,000元)作抵押，以取得一般性銀行貸款融資。

30. 資本承擔及或然負債

於二零零一年三月三十一日：

(a) 本公司有以下或然負債：

(i) 為附屬公司借取銀行信貸而作出之擔保，共港幣5,271,000元(二零零零年：港幣7,025,000元)。

(ii) 為附屬公司履約作出擔保共港幣66,013,000元(二零零零年：港幣40,500,000元)。

(b) 本集團及公司須於來年承擔之不可註銷之房地產之營業性租約，其約滿期應於：

	本集團 2001 港幣千元	本集團 2000 港幣千元	本公司 2001 港幣千元	本公司 2000 港幣千元
一年內	5,188	14,979	—	2,221
二至五年內	23,363	13,579	6,044	—
	28,551	28,558	6,044	2,221

(c) 本集團須繳付予在終止僱用時符合僱傭條例規定而應收取長期服務金之僱員之長期服務金約為港幣7,232,000元(二零零零年：港幣7,485,000元)。

31. 年度後事項

緊隨二零零一年三月三十一日年度後，本集團已達成協議出售其傳呼業務代價不少於合約完成日之淨流動資產加傳呼業務於結算日後指定之月份內之收益。於本年度，傳呼業務對集團業績之收益及溢利貢獻如下：

	2001 港幣千元	2000 港幣千元
營業額	32,690	41,937
集團經營溢利貢獻	(986)	(5,346)

32. 有關連人士交易

按照標準會計準則第二十號，本公司之最終控股公司其士國際集團有限公司(「其士國際」)和其附屬、聯營公司及共同控制實體等均被視為有關連人士，本集團與該等公司的主要交易詳列如下：

(a) 本公司與其士(香港)有限公司(「其士香港」)，由其士國際全資擁有之全資附屬公司已重新簽訂於二零零零年三月三十一日屆滿之管理服務協議書，由其士香港於截至二零零一年三月三十一日止年度內，提供公司秘書、會計、電子數據處理、人事及物業管理服務予本集團。根據該協議書，本集團(海外附屬公司除外)須按照全年營業額之0.5%付予其士香港作為管理服務費用。在截至二零零一年三月三十一日止年度內，根據該項協議支付予其士香港之管理費約為港幣5,431,000元(二零零零年：港幣5,429,000元)。該管理服務協議書已續期一年。

(b) 於本年度內，本集團按市價向其士國際全資擁有之附屬公司售買電腦及辦公室設備及收取服務收益合共港幣4,517,000元(二零零零年：港幣6,510,000元)。

(c) 於本年內，本集團繳付按市值釐定租金約港幣9,917,000元(二零零零年：港幣12,281,000元)予由其士國際全資擁有之附屬公司，作為使用其樓宇之報酬。

(d) 於本年內，本集團繳付租金及運輸費用分別約港幣6,494,000元(二零零零年：港幣6,635,000元)及港幣2,832,000元(二零零零年：港幣3,253,000元)予一間由其士國際全資擁有之附屬公司，以回收本集團提供服務之成本。

於結算日，本集團對最終控股公司仍有應付款項。於二零零一年三月三十一日尚餘之金額已於資產負債表表達。

除上述外，於本年度內，本集團墊款予一間聯營公司。惟給予該公司於二零零一年三月三十一日之墊款餘額為無抵押，不帶利息並披露於附註15。

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股份	股份數目	已發行股本權益百分率	主要業務
由本公司直接持有之公司：						
其士(商業系統)集團有限公司	香港	普通	31,600,000港元	316,000,000	100	投資控股
Chevalier iTech (S) Pte Ltd.**	新加坡	普通	500,000新加坡元	500,000	100	辦公室設備貿易
Chevalier OA (Thailand) Ltd.***	泰國	普通 優先	3,980,000泰國銖 1,020,000泰國銖	39,800 10,200	100 47	電腦及辦公室設備貿易
Chevalier iTech (Malaysia) Sdn. Bhd.**	馬來西亞	普通	300,000馬來西亞元	300,000	100	通訊設備貿易
由本公司間接持有之公司：						
其士(商業機器)有限公司	香港	普通	2港元	2	100	辦公室設備貿易
其士(電腦)有限公司	香港	普通	100,000港元	100,000	100	電腦系統及設備貿易及維修
其士(資訊網絡)有限公司	香港	普通	2港元	2	100	資訊網絡服務
其士(網絡科技)有限公司	香港	普通	2港元	2	100	網絡技術工程服務
其士商業系統(中國)有限公司	香港	普通	2港元	2	100	電腦及辦公室設備貿易
其士(商業系統)有限公司	香港	普通	100,000港元	100,000	100	電腦及辦公室設備貿易
其士(商業系統)工程有限公司	香港	普通	2港元	2	100	維修保養
其士辦公室設備工程(深圳)有限公司**	中國	不適用	1,800,000港元	不適用	100	維修保養
其士(傳訊服務)有限公司	香港	普通	2港元	2	100	傳訊服務
Chevalier Q-Mart Limited	香港	普通	2港元	2	100	零售家居用品
其士(衛星通訊)有限公司	香港	普通	2港元	2	100	裝設衛星電視天線
其士店有限公司	香港	普通	2港元	2	100	電訊設備貿易
其士(通訊)有限公司	香港	普通	2港元	2	100	電訊設備貿易
Chevalier Telecom (Thailand) Ltd.**	泰國	普通	5,000,000泰國銖	50,000	100	電訊設備貿易
其士(步步通網絡)有限公司	香港	普通	200,000,000港元	200,000,000	100	貿易及通訊服務
勵發有限公司	香港	普通	2港元	2	100	物業投資及買賣股票
Sup Aswin Limited **	泰國	普通	15,000,000泰國銖	150,000	100	物業投資
廣州其士科技工程有限公司**	中國	不適用	1,500,000港元	不適用	100	維修保養

在年結日並無附屬公司借入資本結存。

* *上述公司之優先股，每四股優先股附有一投票權，當公司進行清盤時，其股票持有人並沒有分享剩餘資產或超過每年百分之十溢利分配之權利。*

** *非由德勤•關黃陳方會計師行所核數。*

茲通告本公司訂於二零零一年九月二十一日星期五上午十時二十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：

作為普通事項

一、 省覽截至二零零一年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、 宣佈派發末期股息。

三、 重選屆滿卸任之董事並授權董事會釐定董事袍金。

四、 續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過（不論會否作出修訂）下列決議案將提呈為普通決議案：

五、 「動議：

(甲) 根據下文（丙）節之限制下，一般及無條件批准本公司董事會於有關期間（定義見本文）內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及認購股權；

(乙) 上文（甲）節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及認購股權；

(丙) 本公司董事會依據（甲）節批准配發或有條件或無條件同意配發（不論根據認購股權或其他事項）之股本面值總額，不包括根據(i)配售股份（定義見本文）；(ii)本公司根據僱員認購股權計劃授出之權利行使；或(iii)根據本公司當時之細則發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十，故上文所述之批准亦須受此數額限制；及

(丁) 就本決議案及決議案六而言：

「有關期間」指由本決議案通過之日至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議（惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排）。」

六、 「動議：

(甲) 根據下文（乙）節之限制下，一般及無條件批准董事會根據一切適用於法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間（按決議案五（丁）之定義）內行使本公司一切權力購回本公司股本中之股份；及

(乙) 本公司根據上文（甲）節所賦予之批准而購回之股份面值總額，不得超過本公司於本決議案通過此決議案之日之已發行股份面值之百分之十，而上文（甲）節之批准亦須以此為限。」

七、 「動議擴大授予本公司董事會根據本股東週年大會上通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第六項普通決議案授予之權力所購回之本公司股本總面額數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

承董事會命
公司秘書
簡嘉翰

香港，二零零一年七月三十日

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件（如有），須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，方為有效。

(3) 本公司將於二零零一年九月十七日星期一至二零零一年九月二十一日星期五（首尾兩日包括在內）暫停辦理股份過戶登記手續。凡欲領取上述建議派發之末期股息而尚未登記之股東，應於二零零一年九月十四日星期五下午四時前，將填妥之過戶紙連同有關股票送交本公司之香港股份過戶登記分處標準證券登記有限公司，以便辦理過戶登記手續。

Contents

FINANCIAL SUMMARY	2
CORPORATE INFORMATION	3
CHAIRMAN'S STATEMENT	4
FINANCIAL REVIEW	8
SCHEDULE OF THE MAJOR PROPERTIES	9
REPORT OF THE DIRECTORS	10
REPORT OF THE AUDITORS	22
CONSOLIDATED INCOME STATEMENT	23
CONSOLIDATED BALANCE SHEET	24
BALANCE SHEET	25
CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES	26
CONSOLIDATED CASH FLOW STATEMENT	27
NOTES TO THE FINANCIAL STATEMENTS	28
PRINCIPAL SUBSIDIARIES	51
NOTICE OF ANNUAL GENERAL MEETING	52

Financial Calendar

Events	Dates
Announcement of Interim Results	18th December, 2000
Announcement of Final Results	10th July, 2001
Book Close Dates	
Interim	15th to 19th January, 2001
Final	17th to 21st September, 2001
Annual General Meeting	21st September, 2001
Payment of Dividends	
Interim dividend of HK1 cent per share	1st February, 2001
Final dividend of HK1 cent per share	5th October, 2001

(amounts expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2001.

	1997	1998	1999	2000	2001
Financials *($ Million)*					
Total assets	627	603	620	635	**549**
Total liabilities	313	195	210	225	**147**
Capital and reserves	314	408	410	410	**402**
Share capital (No. of shares issued – in Million)	692	828	828	854	**857**
Turnover	1,275	1,362	1,093	1,182	**1,055**
Net profit for the year	81	45	34	26	**8**
Per Share Basis *(cents)*					
Earnings	12.2	5.9	4.1	3.1	**0.9**
Dividend	5	4	4	4	**2**
Net asset value (at book value)	45	49	50	48	**47**

* *Certain comparative figures have been reclassified to conform with current year's presentation.*

TURNOVER

($ Million)



1,275
1,362
1,093
1,182
1,055
1,200
1,000
800
600
400
200
0
97
98
99
00
01

NET PROFIT FOR THE YEAR

($ Million)



81
45
34
26
8
80
60
40
20
0
97
98
99
00
01

CAPITAL AND RESERVES

($ Million)



314
408
410
410
402
400
300
200
100
0
97
98
99
00
01

EARNINGS AND DIVIDEND PER SHARE

(cents)



12.2
5
5.9
4
4.1
4
3.1
4
0.9
2
12
10
8
6
4
2
0
97
98
99
00
01
Earnings
Dividend

Executive Directors

CHOW Yei Ching *(Chairman)*
LL.D. (Hon)
Honorary Consul of the State of Bahrain in Hong Kong
Officer of the Order of the British Empire
Officer in the Order of the Crown (Belgium)
Officier de l'Ordre National du Mérite (France)
Order of Sacred Treasure (Japan)
FUNG Pak Kwan *(Managing Director)*
KUOK Hoi Sang
FUNG Wo Shun
KAN Ka Hon
Lily CHOW

Non-Executive Directors

YI Zhenqiu
HUANG Shenglan

Independent Non-Executive Directors

YUEN Tin Fan, Francis
Shinichi YONEHARA

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Shanghai Commercial Bank Limited
The Bank of East Asia, Limited
The Sanwa Bank, Limited

Solicitors

Richards Butler
Appleby Spurling & Kempe

Registered Office

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre,
8 Wang Hoi Road, Kowloon Bay,
Hong Kong

Principal Share Registrars

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
5th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Websites

http://www.chevalier-itech.com
http://www.irasia.com/listco/hk/chevalieritech



Overview

The Group's turnover for the year ended 31st March, 2001 was HK$1,055 million, representing a drop of 10.74% compared to HK$1,182 million last year. Even though Hong Kong recorded a sharp rebound in 2000, such rapid pace of expansion was mainly underpinned by the export sector. The domestic situation, however, was relatively less buoyant and new business opportunities have become less. The Group's results during the year were affected by the continued reductions in capital spending of the small and medium enterprises and the sluggish local economy. Profit attributable to shareholders for the year reduced significantly by 70% from HK$25.6 million to HK$7.76 million. Earnings per share decreased to HK0.91 cent.



Dr CHOW Yei Ching LL.D. (Hon)
Honorary Consul of the State of Bahrain in Hong Kong
Officer of the Order of the British Empire
Officer in the Order of the Crown (Belgium)
Officier de l'Ordre National du Mérite (France)
Order of Sacred Treasure (Japan)

Dividend

The Board of Directors recommends the payment of a final dividend of HK1 cent (2000: HK3 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 21st September, 2001. This, together with the interim dividend of HK1 cent (2000: HK1 cent) per share paid during the year, represents a dividend distribution of HK2 cents (2000: HK4 cents) per share for the year ended 31st March, 2001. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be despatched on or about Friday, 5th October, 2001.

Review of Operations

During the year, the computer market was adversely affected by rapid changes in technology and global production capacity. The market, as a result, has been flooded with new products and keen competition arises. The burst of the technology bubble in the second quarter of last year has further put a damper on the market demand. With both the external and domestic demand showing signs of slowdown in 2001, such situation will not be improved in the near future. The Group's business in the sale of office equipment also plunged in both turnover and contribution during the year.



78/800

Chevalier Shop at Plaza Hollywood

The development of information technology and the improved quality of telecommunication products and services further stimulate the telecommunication market. Performance of the Telecommunication Service Division was encouraging during the year under review and revenue generated from the mobile phone retail business and related valued-added services continued to grow. Currently, the Group operates a total of 19 Chevalier Shops and 28 franchise shops. However, the market will become more difficult because of the slowdown in domestic demand and delay in the introduction of new technology.

The overall performance of Q-Mart Shops was satisfactory despite losses still incurred due to the write-offs of the initial setup costs and depreciation charges. With the implementation of stringent cost control and the provision of wide range of high quality household products, it is anticipated that results will be improved in the coming year. Currently, the Group operates a total of 14 Q-Mart Shops in various locations.



Q-Mart
Q-Mart

Q-Mart Shop at Tin Shui Wai



CHEVALIER (NETWORK SOLUTIONS) LTD.

Chevalier (Network Solutions) Limited exhibited as e-frastructure solution provider in IT Expo 2000

In order to provide one-stop IT solutions and services to our customers, a new company named Chevalier (Network Solutions) Limited was established in mid-2000. The company will provide total network solutions and services including backbone networking, server/software applications, LAN/WAN solutions, PABX, peripheral equipment and security management. During the year, a major contract includes the fibre network and telephone system installation and maintenance was awarded by Television Broadcasts Limited with a contract value of approximately HK$20 million.

During the year, the Internet Division has discontinued the Internet dial-up services and has shifted its focus to broadband services, VPN connectivity and IP security to corporate users.

Contribution from the after-sales services division has been affected by the slowdown of economy. Although the contribution of this division has contracted, it remains to be one of the major sources of income of the Group. In order to broaden our customer base, the Group is committed to strengthen the technical and maintenance teams in every respect so as to provide quality and efficient service to the customers.




CHEVA
TOSHIBA e-STUDIO

Chevalier (OA) Limited announced the launch of Toshiba e-Studio digital copiers and promotion of other Toshiba products


其士商业系统(中国)有限公司
NORTEL

Participation of Chevalier OA (China) Limited in a focal event of the communications industry held in Beijing — PT/EXPO Comm China 2000

In the financial year under review, excluding the provision of exchange loss on the fluctuation of Thai currency of HK$9 million, the Group's business in Thailand continued to maintain a stable growth. In September last year, Chevalier iTech Thai Limited (formerly known as Chevalier OA (Thailand) Limited) received two awards namely the "Outstanding Solution Sales" and "Best Report Award (Outstanding Analysis)" in marketing of office equipment in Thailand. Recently, the Thailand operation has undergone corporate restructuring so as to streamline the Group's financial resources in Thailand and strengthen its capital base.


TOSHIBA
TOSHIBA

Showroom in Thailand office

Subsequent Event

Subsequent to the year ended 31st March, 2001, the Group disposed of all interest in the paging services. The net proceeds were used to finance the general working capital.

Prospects

Despite the aggressive easing move by the US Federal Reserve, by cutting interest rates of 275 basis points since the beginning of 2001, the economy of Hong Kong remains slow due to the deterioration in export growth and weak consumer spending. The outlook for 2001 shows little signs of improvement as the economic growth in those industrial countries is weakening. The market situation of the Group's business for the current year remains difficult.



Dr Chow, two officiating guests and the directors toast to the 30th anniversary of Chevalier

However, the negative impact may gradually be offset by the long-term benefit to Hong Kong when the volume of trade between the Mainland and other industrial countries is likely to grow at a faster pace as trade barriers will gradually be dismantled on the forthcoming entry to World Trade Organisation. Therefore, the Group has strategically expanded its network in the Mainland and strengthened its linkage with both suppliers and customers. In addition, the Group has rationalised the existing business by reducing the losses incurred by those loss-making divisions and investment. With solid financial position, the Group will maintain a prudent approach in capturing potential investments and business opportunities in East Asia markets.

Shareholders and Staff

On behalf of the Board, I would like to take this opportunity to extend our gratitude to our shareholders for their support and to our staff for their dedication and contribution over the past year.

CHOW Yei Ching

Chairman

Hong Kong, 10th July, 2001

As at 31st March, 2001, the Group's total net asset amounted to approximately HK$401,585,000 (2000: HK$410,066,000), a decrease of HK$8,481,000 or 2.07% when compared with 2000.

Total debt to equity ratio was 0.45% (2000: 0.04%) and net debt to equity ratio was Nil (2000: Nil), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of HK$401,585,000 (2000: HK$410,066,000).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$1,812,000 (2000: HK$145,000). Cash and deposit at bank amounted to HK$235,531,000 (2000: HK$255,695,000) and there is no net borrowings (2000: Nil). The Group's bank and other borrowings are wholly denominated in Hong Kong dollars. Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with a small portions based on Prime Rate.

Finance costs for the year amounted to HK$1,402,000 (2000: HK$372,000), an increase of HK$1,030,000 as compared with 2000.

The Company has provided guarantees in respect of loan facilities granted to subsidiary companies amounting to HK$5,271,000 (2000: HK$7,025,000).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

Particulars of major properties held by the Group are as follows:

Location	Usage	Approximate gross floor area sq. ft.	Lease term	Group's interest %
<u>Thailand</u>				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	100
<u>The People's Republic of China</u>				
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office premises	7,200	Medium	100
Unit 1, 15th Floor, Ming Ngan Court, Guangzhou, Guangdong Province	Staff quarters	1,400	Long	100
Units B and F, 18th Floor, Kam Lai Square, Shanghai	Staff quarters	1,800	Long	100
<u>Hong Kong</u>				
Unit 5 of 3rd Floor, Elite Industrial Centre, 833 Cheung Sha Wan Road, Kowloon	Depot	1,660	Medium	100
23rd Floor, No. 88 Lockhart Road, Wanchai	Depot	2,010	Medium	100



The Directors have pleasure in presenting to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2001.

Principal Activities

The principal activity of the Company is investment holding while its subsidiaries are engaged in the provision of a wide range of voice and data communication equipment and services, system integrated IT solutions, including one-stop total solution ranging from backbone networking, server and software applications, LAN/WAN solutions, web-page design and e-commerce solutions to in-building facilities such as optical fiber, structured cabling systems, security systems and satellite receiving systems. They are also engaged in the sale and distribution of mobile phones, business machines, computer systems and equipment, telephone systems, relevant after-sales services, trading of household products and securities investment.

The Group's turnover and contribution to profit from operations for the year ended 31st March, 2001 analysed by business segment and geographical area are set out in note 3 to the financial statements.

Results and Appropriations

The results of the Group for the year ended 31st March, 2001 are set out in the consolidated income statement on page 23. An interim dividend of HK1 cent was paid in cash on Thursday, 1st February, 2001. The Directors now recommend the payment of a final dividend of HK1 cent per share.

Share Capital

Movements in the Company's share capital during the year are set out in note 23 to the financial statements.

Share Option Scheme

Particulars of the share option scheme to subscribe for shares in the Company are set out in note 23 to the financial statements.

Reserves

Movements in reserves during the year are set out in note 24 to the financial statements.

Investment Properties

Movements in investment properties during the year are set out in note 12 to the financial statements.

Property, Plant and Equipment

Movements in property, plant and equipment during the year are set out in note 13 to the financial statements.

Financial Summary

A financial summary of the Group is shown on page 2.

Major Customers and Suppliers

The five largest suppliers accounted for 77% of the Group's purchases of the year whereas the five largest customers accounted for the Group were less than 30% of the Group's sales of the year. The largest supplier accounted for 51% of the Group's purchases. None of the Directors, their associates or any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers.

Properties

Particulars of the major properties of the Group as at 31st March, 2001 are set out on page 9.

Employee and Remuneration Policy

The Group employed approximately 1,100 full time staff as at 31st March, 2001. The remuneration policy is reviewed periodically according to the nature of their jobs, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employee share option scheme. Total staff costs amounted to HK$144.81 million for the year ended 31st March, 2001.

Donations

During the year, the Group made donations of HK$282,000 to charitable bodies and HK$17,000 to other communities.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-laws although there are no restrictions against such rights under the laws in Bermuda where the Company is incorporated.

Purchase, Sale or Redemption of Listed Securities

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

Directors

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching *(Chairman)*
Mr FUNG Pak Kwan *(Managing Director)*
Mr KUOK Hoi Sang
Mr FUNG Wo Shun
Mr KAN Ka Hon
Miss Lily CHOW

Non-Executive Directors

Mr YI Zhenqiu
Mr HUANG Shenglan *(Appointed on 18th August, 2000)*
Mr CHEN Dagang *(Resigned on 18th August, 2000)*

Independent Non-Executive Directors

Mr YUEN Tin Fan, Francis
Mr Shinichi YONEHARA *(Appointed on 15th May, 2001)*
Dr CHAO Sze Bang, Frank *(Passed away on 17th February, 2001)*

In accordance with the Company's Bye-laws, Messrs HUANG Shenglan and Shinichi YONEHARA shall retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. The Non-Executive Directors and the Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

Directors' Interests in Contracts

Messrs CHOW Yei Ching, FUNG Pak Kwan, KUOK Hoi Sang, FUNG Wo Shun and KAN Ka Hon are interested in certain contracts in that they are the Directors and/or have beneficial interests in Chevalier International Holdings Limited ("CIHL"). Details of these contracts are more fully disclosed in the section "Connected Transactions" below.

Save as aforementioned, no other contracts of significance to which the Company or any of its holding company, subsidiaries or fellow subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

None of the Directors have an interest in any business constituting a competing business to the Group.

Connected Transactions

The Group has from time to time conducted transactions with CIHL which is a "connected person" for the purposes of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"). The Stock Exchange granted a waiver on 2nd April, 1997 to the Company from strict compliance with the requirements stipulated in Chapter 14 of the Listing Rules on connected transactions. Pursuant to the waiver, details of the following connected transactions which have been entered into between certain subsidiaries of CIHL and the Group in the ordinary and usual course of business are not required to be disclosed by press notice and/or circular nor is the Company required to obtain prior independent shareholders' approval on each occasion when they arise:

The following properties were leased to the Group by the wholly-owned subsidiaries of CIHL at commercial rates:

Landlord	**Renting of property (usage)**	**Rental for the year** *HK$*
Union Pearl Development Limited	Portion of Chevalier Commercial Centre (office)	1,379,000
Winfield Development Limited	Portion of Chevalier Warehouse Building (warehouse)	95,000
Peak Gain Limited	Portion of Chevalier Engineering Service Centre (office/warehouse)	7,943,000
Futex Development Limited	Regent Villa (resort)	160,000
Oriental Sharp Limited	Portion of Charming Garden (shop)	104,000
Union Mark Development Limited	Portion of Yin Hai Commercial Building (office)	118,000
Well Stamp Limited	Portion of Jin Du Mansion (office)	85,000
Well Stamp Limited	Portion of Dongshan Plaza (office)	33,000

During the year, rentals amounting to approximately HK$9,917,000 was paid to CIHL Group.

The Independent Non-Executive Directors of the Company confirm that the aforesaid connected transactions conducted by the Group during the year ended 31st March, 2001 were:

(i) in the ordinary and usual course of the Group's business;
(ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;
(iii) fair and reasonable so far as the shareholders of the Company are concerned; and
(iv) within the relevant amounts stipulated under the relevant waiver.

Directors' Interests in Shares and Options

As at 31st March, 2001, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance") which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein are as follows:

(a) **Interests in the Company**

(i) *Shares*

	Number of ordinary shares		
Directors	Personal interest	Corporate interest	Total
CHOW Yei Ching	34,079,270	431,618,666*	465,697,936
FUNG Pak Kwan	12,900,000	—	12,900,000
KUOK Hoi Sang	12,000,000	—	12,000,000
FUNG Wo Shun	300,000	—	300,000
KAN Ka Hon	2,256,000	—	2,256,000

* *Dr CHOW Yei Ching beneficially owned 615,445,993 shares in CIHL, representing in aggregate approximately 50% of the issued share capital of CIHL which in turn, was interested in 431,618,666 shares of the Company. Dr Chow was deemed to be interested in these shares under the SDI Ordinance and these shares duplicated in the paragraph headed "Substantial Shareholder" below.*

Directors' Interests in Shares and Options (continued)

(a) Interests in the Company (continued)

(ii) Share options

Directors	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the year	Number of shares to be issued upon exercise of the remaining options
			HK$	*HK$*		
CHOW Yei Ching	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	14,000,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	7,000,000
FUNG Pak Kwan	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	3,000,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	6,550,000
KUOK Hoi Sang	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	4,300,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	5,000,000
FUNG Wo Shun	04/02/1998	03/09/1998 - 02/09/2001	1	0.3376	—	2,300,000
KAN Ka Hon	17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	5,000,000
Lily CHOW	04/02/1998	04/09/1998 - 03/09/2001	1	0.3376	—	5,000,000
	17/12/1999	30/06/2000 - 29/06/2003	1	0.4640	—	5,000,000

Details of the share options are set out in note 23 to the financial statements.

Directors' Interests in Shares and Options (continued)

(b) Interests in Associated Corporations

(i) *Shares*

Directors	Associated corporations	Number of ordinary shares		
		Personal interest	Corporate interest	Total
CHOW Yei Ching	CIHL	615,445,993	—	615,445,993
	Chevalier Construction Holdings Limited ("CCHL")	41,036,489	87,165,444*	128,201,933
	Chevalier Singapore Holdings Limited ("CSHL")	4,375,000	80,000,000*	84,375,000
FUNG Pak Kwan	CIHL	456,450	—	456,450
KUOK Hoi Sang	CIHL	491,083	—	491,083
	CCHL	1,326,437	—	1,326,437
FUNG Wo Shun	CCHL	295,600	—	295,600
KAN Ka Hon	CIHL	145,200	—	145,200

* *Dr CHOW Yei Ching had notified CCHL and CSHL that he was deemed to be interested in 87,165,444 shares in CCHL and 80,000,000 shares in CSHL under the SDI Ordinance as the said shares were held by CIHL in which Dr Chow beneficially owned 615,445,993 shares, representing in aggregate approximately 50% of the issued share capital of CIHL.*

Directors' Interests in Shares and Options (continued)

(b) Interests in Associated Corporations (continued)

(ii) Share options

Directors	Associated corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the year	Number of shares to be issued upon exercise of the remaining options
				HK$	*HK$*		
CHOW Yei Ching	CIHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	18,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	8,450,000
	CCHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3248	—	4,400,000
FUNG Pak Kwan	CIHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	8,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,350,000
KUOK Hoi Sang	CIHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	10,000,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,350,000
	CCHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.3248	—	4,000,000
FUNG Wo Shun	CIHL	04/02/1998	03/09/1998 - 02/09/2001	1	0.5376	—	2,200,000
KAN Ka Hon	CIHL	04/02/1998	04/09/1998 - 03/09/2001	1	0.5376	—	2,200,000
		17/12/1999	30/06/2000 - 29/06/2003	1	0.4880	—	5,000,000

Save as disclosed above, as at 31st March, 2001, none of the Directors of the Company nor their spouses or children or step children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part 1 of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

No contract of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries were entered into or subsisted during the year.

Directors' Biographies

Executive Directors

Dr CHOW Yei Ching, Chairman, aged 65, is the founder of the Chevalier Group and the Chairman and Managing Director of CIHL, the Chairman of CCHL, both of which are publicly listed companies in Hong Kong, and the Chairman of CSHL, a publicly listed company in Singapore. He is also a Non-Executive Director of Van Shung Chong Holdings Limited, United Chinese Bank Limited, Television Broadcasts Limited and Shaw Brothers (Hong Kong) Limited. In 1995, Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and with an Honorary University Fellowship by The University of Hong Kong. In 1996 and 1997, he was appointed an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively on a number of educational advisory committees and gives substantial support in areas of researches and developments to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science and Technology. He is also an Honorary Professor to Zhejiang University and Sichuan Union University of the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 1996 as a Member of The Selection Committee for the First Government of the Hong Kong Special Administrative Region and as a Member of the Board of Directors of The Community Chest in Hong Kong in 1995. He was also appointed early this year as the Honorary Consul of the State of Bahrain in Hong Kong. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Member of the Chinese People's Political Consultative Conference (Shanghai), the President of The Japan Society of Hong Kong and he is also the Chairman of the National Taiwan University-HK Alumni Association. In recognition of his contributions to local and overseas societies alike, Dr Chow has been awarded with the honorable decorations from Britain, Belgium, France and Japan, namely, Officer of the Most Excellent Order of the British Empire, Officer in the Order of the Crown, Officier de l'Ordre National du Mérite and The Order of the Sacred Treasure, Gold Rays with Rosette respectively.

Mr FUNG Pak Kwan, Managing Director, aged 49, joined the Chevalier Group in 1974 and is a Director of CIHL and CSHL. He was appointed as executive member of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung is responsible for the Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale and distribution of mobile phones, business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of property investment and development projects, environmental engineering, automobile and hotel business in North America of the Chevalier Group.

Directors' Biographies (continued)

Executive Directors (continued)

Mr KUOK Hoi Sang, Director, aged 51, joined the Chevalier Group in 1972 and is the Deputy Managing Director of CIHL, the Vice Chairman of CCHL and a Director of CSHL. He is also the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong — China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He was appointed as member of Chinese People's Political Consultative Conference, Guangzhou. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group.

Mr FUNG Wo Shun, Director, aged 53, joined the Chevalier Group in 1970 and is a Director of CIHL. Mr Fung takes an active role in the management of the insurance business, finance and leasing business as well as business development of the Chevalier Group.

Mr KAN Ka Hon, Director and Company Secretary, aged 50, joined the Chevalier Group in 1986 and is a Director and Company Secretary of CIHL and the Company Secretary of CCHL. He is also a Non-Executive Director of Victory City International Holdings Limited. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, company secretarial and electronic data processing activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of Hong Kong Society of Accountants.

Miss Lily CHOW, Director, aged 38, joined the Group in 1990. She is responsible for strategic planning and business development of the Group. Miss Chow holds a Bachelor Degree from University of British Columbia, Canada. She is the daughter of Dr CHOW Yei Ching.

Non-Executive Directors

Mr YI Zhenqiu, aged 56, was appointed to the Board in 2000. He is a Director and Chief Investment Officer of China Everbright Holdings Company Limited, the Vice-Chairman of China Everbright Technology Limited, and a Director of China Everbright International Limited, RNA Holdings Limited and Silver Grant International Industrial Limited. Mr Yi was formerly the Supervisor of the State Commission for Restructuring of Economic System of Guangdong Province, the Securities Regulatory Commission of Guangdong Province and the Futures Regulatory Commission of Guangdong Province.

Mr HUANG Shenglan, aged 49, was appointed to the Board in 2000. He is a Director and General Manager of China Everbright Technology Limited. Mr Huang holds a Bachelor degree in Arts from Huazhong Normal University, a certificate in International Economics from Huadong Normal University and a certificate in advanced courses from College of Economics of Harvest University, U.S.A.

Directors' Biographies (continued)

Independent Non-Executive Directors

Mr YUEN Tin Fan, Francis, aged 48, was appointed to the Board in 1994. He is the Deputy Chairman of Pacific Century CyberWorks Limited, Pacific Century Group and Pacific Century Regional Developments Limited and the Chairman of Pacific Century Insurance Holdings Limited. From 1988 to 1991, he was the Chief Executive of the Stock Exchange. Mr Yuen was also a founding director of Hong Kong Securities Clearing Company Limited. He served from 1992 to 1994 as a member of the International Markets Advisory Board of NASDAQ in the U.S. He received a Bachelor of Arts degree in Economics from the University of Chicago and is presently a member of the Board of Trustees of the University. Mr Yuen has extensive experience in investment banking and financial regulatory affairs that spanned Asia.

Mr Shinichi YONEHARA, aged 50, was appointed to the Board in 2001. He is a graduate of Keio University, Japan. Mr Yonehara joined Mitsui & Co., Ltd in 1974 and retired in January 2001. He was appointed General Manager for Machinery Division of Mitsui & Company (Hong Kong) Limited from 1983 to 1992. Mr Yonehara is well-experienced in aircraft, telecommunications and IT businesses.

Dr CHAO Sze Bang, Frank, who had been an Independent Non-Executive Director since 1994, passed away in February 2001.

Retirement Schemes

From 1st April, 2000 to 30th November, 2000, the Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme ("the Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme for its eligible employees. Contributions to the Scheme are made by both the employers and the employees at the rate of 5% to 7.5% on the employees' salaries.

There has been a change in the pension scheme policy for the Group since the introduction of Mandatory Provident Fund Scheme ("the MPF") under the Mandatory Provident Fund Schemes Ordinance by the Government in December 2000. From 1st December, 2000 onwards, existing staff members can opt to stay in the Scheme or join the MPF while all new staff members are only entitled to join the MPF.

The MPF is available to all employees aged between 18 and 65 with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$20,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$2,268,000 against which forfeited contributions amounting to HK$1,903,000 have been deducted. There were no forfeited contributions available at the year end date for the reduction of future employer's contributions.

Substantial Shareholder

As at 31st March, 2001, the only substantial shareholder of the Company was CIHL Group which held 431,618,666 shares representing approximately 50.38% of the issued share capital of the Company as recorded in the registers required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, there were no parties whom were known to the Directors to be the registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

Arrangement for Acquisition of Shares or Debentures

Except for the share option scheme adopted by the Company and the share options granted to certain Directors, at no time during the year was the Company or any of its holding company, subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Audit Committee

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising two Independent Non-Executive Directors, met twice in the year. During the meetings, the Committee reviewed the Connected Transactions, interim and annual reports of the Group and discussed with management the auditing, internal controls and financial reporting matters.

Code of Best Practice

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Post Balance Sheet Event

Details of the significant post balance sheet event are set out in note 31 to the financial statements.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

CHOW Yei Ching
Chairman

Hong Kong, 10th July, 2001

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE MEMBERS OF CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 23 to 51 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 10th July, 2001

Consolidated Income Statement

For The Year Ended 31st March, 2001

	Note	2001 HK$'000	2000 HK$'000
Turnover	3	1,054,753	1,182,301
Cost of sales		(892,179)	(1,001,652)
Gross profit		162,574	180,649
Other revenue	4	19,128	18,206
Distribution costs		(143,751)	(150,412)
Administrative expenses		(11,268)	(15,691)
Other operating expenses	5	(14,138)	(2,409)
Profit from operations before finance costs	6	12,545	30,343
Finance costs	7	(1,402)	(372)
Profit from operations	3	11,143	29,971
Share of results of associates		5,109	4,030
Profit before taxation		16,252	34,001
Taxation	8	(8,491)	(8,391)
Net profit for the year	9	7,761	25,610
Dividends	10	17,137	34,352
Earnings per share	11		
Basic		0.91 cent	3.06 cents
Diluted		0.90 cent	2.98 cents

Consolidated Balance Sheet

As At 31st March, 2001

	Note	2001 HK$'000	2000 HK$'000
Non-current assets			
Investment properties	12	5,310	6,320
Property, plant and equipment	13	40,473	45,079
Interests in associates	15	13,476	10,265
		59,259	61,664
Current assets			
Inventories	16	100,747	112,636
Properties for sale	17	1,135	1,135
Debtors, deposits and prepayments	18	151,154	147,310
Amount due from customers for contract work	19	—	688
Tax recoverable		889	2,923
Investments in securities	20	—	14,982
Other short-term unlisted investments		—	38,364
Cash and bank balances		235,531	255,695
		489,456	573,733
Current liabilities			
Creditors, deposits and accruals	21	97,947	152,113
Amount due to ultimate holding company		2,938	4,765
Amounts due to customers for contract work	19	—	79
Bills payable		4,047	7,546
Deferred service income		30,475	31,685
Provision for taxation		1,159	2,958
Proposed dividend		8,568	25,633
Unsecured bank overdrafts		1,812	145
		146,946	224,924
Net current assets		342,510	348,809
Total assets less current liabilities		401,769	410,473
Non-current liabilities			
Deferred taxation	22	—	180
Minority interests		184	227
		401,585	410,066
Capital and reserves			
Share capital	23	85,678	85,445
Reserves	24	315,907	324,621
		401,585	410,066

The financial statements on pages 23 to 51 were approved by the Board of Directors on 10th July, 2001 and are signed on its behalf by:

FUNG Pak Kwan
DIRECTOR

KUOK Hoi Sang
DIRECTOR

Balance Sheet

As At 31st March, 2001

	Note	2001 HK$'000	2000 HK$'000
Non-current assets			
Interests in subsidiaries	14	107,948	65,842
Current assets			
Debtors, deposits and prepayments		3,320	915
Amounts due from subsidiaries		115,064	137,725
Tax recoverable		—	2
Cash and bank balances		209,989	217,443
		328,373	356,085
Current liabilities			
Creditors, deposits and accruals		4,911	3,547
Amount due to ultimate holding company		2,938	4,765
Amounts due to subsidiaries		88,625	72,645
Proposed dividend		8,568	25,633
Unsecured bank overdrafts		—	13
		105,042	106,603
Net current assets		223,331	249,482
		331,279	315,324
Capital and reserves			
Share capital	23	85,678	85,445
Reserves	24	245,601	229,879
		331,279	315,324

FUNG Pak Kwan
DIRECTOR

KUOK Hoi Sang
DIRECTOR

Consolidated Statement of Recognised Gains and Losses

For The Year Ended 31st March, 2001

	2001 HK$'000	2000 HK$'000
Revaluation increase (decrease) on properties held for own use	84	(400)
Exchange losses on translation of financial statements of overseas subsidiaries	(257)	(120)
Net losses not recognised in the consolidated income statement	(173)	(520)
Net profit for the year	7,761	25,610
Total recognised gains	7,588	25,090

Consolidated Cash Flow Statement

For The Year Ended 31st March, 2001

	Note	2001 HK$'000	2000 HK$'000
Net cash inflow (outflow) from operating activities	25	21,424	(2,664)
Returns on investments and servicing of finance			
Interest received		14,569	15,266
Interest paid		(1,402)	(372)
Dividend received from an associate		3,361	1,671
Dividends received from investments in securities		37	322
Dividends paid		(33,136)	(33,561)
Net cash outflow from returns on investments and servicing of finance		(16,571)	(16,674)
Taxation			
Profits tax paid		(11,850)	(7,255)
Profits tax refunded		4,029	946
Net tax paid		(7,821)	(6,309)
Investing activities			
Acquisition of an associate		(106)	—
Advance to an associate		(1,972)	—
Purchase of property, plant and equipment		(13,385)	(8,830)
Proceeds from disposal of property, plant and equipment		889	319
Net cash outflow from investing activities		(14,574)	(8,511)
Net cash outflow before financing		(17,542)	(34,158)
Financing	26		
Issue of shares		8	9,271
Share issue expenses		(6)	(2)
(Repayments to) advances from ultimate holding company		(1,827)	1,566
Net cash (outflow) inflow from financing		(1,825)	10,835
Net decrease in cash and cash equivalents		(19,367)	(23,323)
Cash and cash equivalents at beginning of year		255,550	278,862
Effect of changes in foreign exchange rates		(2,464)	11
Cash and cash equivalents at end of year	27	233,719	255,550

1. GENERAL

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited. The Company's ultimate holding company is Chevalier International Holdings Limited, a limited liability company incorporated in Bermuda and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activity of the Company is investment holding while its subsidiaries are engaged in the sale of computer equipment, telecommunication systems and office equipment, provision of IT and network solution, technical and maintenance and paging services, trading of household products and securities investment.

2. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties, investment in securities and other short-term investments and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(a) **Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associates on the basis set out in (d) below.

The results of subsidiaries and associates acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

(b) **Goodwill on consolidation**

Goodwill represents the excess of purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of subsidiaries and associates and is written off to reserve immediately on acquisition. Negative goodwill, which represents the excess of the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of subsidiaries and associates over the purchase consideration, is credited to reserves in the year of acquisition.

On disposal of subsidiaries or associates, the attributable amount of goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal of the subsidiaries or associates.

(c) **Subsidiaries**

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued equity share capital, controls more than half of the voting power or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost, as reduced by any decline in the value of the subsidiary that is other than temporary.

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(d) **Interests in associates**

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where the unrealised losses provide evidence of an impairment of the asset transferred.

(e) **Investment properties**

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value and are revalued annually by independent professional valuers. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance of the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On the disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

(f) **Property, plant and equipment**

(i) *Properties*

Properties held for own use are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent depreciation. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that would be determined using fair values at the balance sheet date. Any revaluation increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of a property is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that property. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus is transferred to retained profits.

No depreciation is provided on freehold land. Depreciation is provided on leasehold land over the remaining terms of the respective leases. Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter.

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(f) Property, plant and equipment (continued)

(ii) *Plant and equipment*

Plant and equipment are stated at cost less depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

Depreciation is provided to write off the cost of plant and equipment over their estimated useful lives after taking into account their estimated residual value, on the reducing balance basis, at the following rates per annum:

	Initial charge upon purchase	Annual charge
Computer equipment	20%	40%
Others	20%	20%

Assets held for leasing are depreciated over the term of the leases.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

(g) Properties for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises the cost of acquisition of properties and other direct costs. Net realisable value is estimated by management based on prevailing market conditions or when a binding sales agreement is executed, by reference to the agreed selling prices.

(h) Inventories

Inventories represent general merchandise and consumable stores. General merchandise are stated at the lower of cost and net realisable value whereas consumable stores are stated at cost less provisions. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(i) **Investments in securities**

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in income statement for the period.

(j) **Other short-term investments**

Options acquired for short-term investment purpose are carried at their market value at each balance sheet date, with unrealised gains and losses included in the income statement for the period.

(k) **Installation contracts**

When the outcome of a contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year.

When the outcome of a contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "Amounts due from customers for contract work" (as an asset) or "Amounts due to customers for contract work" (as a liability), where applicable. Amounts received before the related work is performed are included in the balance sheet as a liability. Amounts billed for work performed on a contract but not yet paid by the customers are included in the balance sheet under "Debtors, deposits and prepayments".

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(l) **Revenue recognition**

Income from sale of goods is recognised when goods are delivered and title of the goods has passed to the customer. Revenue is arrived at after deduction of any sales returns and discounts.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred income.

When the outcome of an installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Income from the sale of securities and derivatives is recognised on a trade-date basis.

Rental income and other earnings under operating leases are recognised on a straight-line basis over the term of the respective leases.

(m) **Operating leases**

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the Group and income on property, plant and equipment of the Group leased to third parties are dealt with in the income statement on a straight-line basis over the terms of the relevant lease.

(n) **Foreign currency translation**

The accounting records of the Group, other than those subsidiaries not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling on the dates of transactions or on the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollars at the rates of exchange ruling at that date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries are translated at the rates of exchange ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange fluctuation reserve.

(o) **Taxation**

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

2. PRINCIPAL ACCOUNTING POLICIES (continued)

(p) Cash and cash equivalents

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance.

3. TURNOVER AND CONTRIBUTION

An analysis of the Group's turnover and contribution to profit from operations by business segment and geographical area are as follows:

(a) By business segment

	Turnover		Contribution to profit from operations	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Sale of computer equipment	380,607	394,941	3,845	8,301
Sale of telecommunication systems	267,439	338,343	18,530	16,642
Sale of office equipment	155,510	174,241	4,794	6,066
IT and network solution services	85,517	77,049	(7,227)	2,741
Technical and maintenance services	59,069	64,480	8,145	8,858
Paging services	32,690	41,937	(986)	(5,346)
Trading of household products	30,401	9,915	(7,861)	(4,316)
Others	43,520	81,395	(8,097)	(2,975)
	1,054,753	1,182,301	11,143	29,971

(b) By geographical area

	Turnover		Contribution to profit from operations	
	2001	2000	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	720,522	888,006	9,252	28,255
Other regions of the People's Republic of China (the "PRC")	179,978	122,878	(6,000)	(10,025)
Thailand	141,433	145,315	8,914	13,176
Others	12,820	26,102	(1,023)	(1,435)
	1,054,753	1,182,301	11,143	29,971

4. OTHER REVENUE

	2001 HK$'000	2000 HK$'000
Included in other revenue are:		
Interest income from bank and other deposits	14,389	15,889
Dividend income from listed securities	37	322

5. OTHER OPERATING EXPENSES

	2001 HK$'000	2000 HK$'000
Included in other operating expenses are:		
Deficit on revaluation of properties:		
Investment properties	1,010	510
Properties for own uses	633	482
Exchange difference on foreign currency advances to subsidiaries	9,587	—

6. PROFIT FROM OPERATIONS BEFORE FINANCE COSTS

	2001 HK$'000	2000 HK$'000
Profit from operations before finance costs is arrived at after charging:		
Depreciation on property, plant and equipment	10,996	10,776
Auditors' remuneration	1,419	1,294
Operating lease payments in respect of renting of premises	41,736	49,075
Loss on disposal of property, plant and equipment	3,397	617
Staff costs, including directors' emoluments (Note)	144,811	150,495
Exchange loss	385	—
Net realised and unrealised holding loss on other investments for trading purposes	7,729	62
and crediting:		
Gross rental income of HK$492,000 (2000: HK$600,000) less outgoings from properties	400	572
Gross earnings of HK$378,000 (2000: HK$436,000) less outgoings from leasing of assets other than properties	233	277
Exchange gain	—	1,073

Note: Included in staff costs is an amount of HK$3,168,000 (2000: HK$2,281,000) in respect of staff redundancy costs.

7. FINANCE COSTS

	2001 HK$'000	2000 HK$'000
Interest on bank overdrafts and other borrowings repayable within five years	1,402	372

8. TAXATION

	2001 HK$'000	2000 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	4,924	7,029
Overseas	3,132	1,666
Associates		
Hong Kong	615	611
Deferred taxation		
Company and subsidiaries		
Hong Kong	(180)	(915)
	8,491	8,391

Provision for Hong Kong profits tax is calculated at the rate of 16% (2000: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

Details of the potential deferred tax credit (charge) not accounted for in the year are set out in note 22.

9. NET PROFIT FOR THE YEAR

Of the Group's net profit for the year, HK$32,024,000 (2000: HK$33,685,000) has been dealt with in the income statement of the Company.

10. DIVIDENDS

	2001 HK$'000	2000 HK$'000
Interim dividend paid HK$0.01 per share on 856,779,352 shares (2000: HK$0.01 per share on 849,561,558 shares)	8.568	8,496
Final dividend proposed HK$0.01 per share on 856,779,352 shares (2000: HK$0.03 per share on 854,449,558 shares)	8,568	25,633
Amounts paid for prior year's final dividend on additional shares issued upon exercise of options	1	223
	17,137	34,352

10. DIVIDENDS (continued)

Dividend payable will be increased by approximately HK$581,000 if all grantees of share options should exercise their rights to subscribe for shares before the closing of register of members for the current year's final dividend.

11. EARNINGS PER SHARE

Basic earnings per share is calculated based on the earnings for the year of HK$7,761,000 (2000: HK$25,610,000) and on the weighted average number of ordinary shares issued of 855,411,857 (2000: 836,674,490 shares).

The diluted earnings per share for the year was computed as follows:

	2001 HK$'000	2000 HK$'000
Earnings for the purposes of calculating diluted earnings per share	7,761	25,610
	Number of shares	
Weighted average number of ordinary shares for the purpose of basic earnings per share	855,411,857	836,674,490
Effect of dilutive potential ordinary shares:		
Share options	7,269,737	21,500,696
Weighted average number of ordinary shares for the purpose of diluted earnings per share	862,681,594	858,175,186

12. INVESTMENT PROPERTIES

THE GROUP

	HK$'000
At Valuation	
At 1st April, 2000	6,320
Deficit on revaluation	(1,010)
At 31st March, 2001	5,310

Investment properties, which are situated in the PRC and are held under medium-term leases, were revalued on an open market value existing use basis on 31st March, 2001 by independent professional valuers, DTZ Debenham Tie Leung Limited.

Gross rental income derived from investment properties during the year amounted to HK$318,000 (2000: HK$437,000).

13. PROPERTY, PLANT AND EQUIPMENT

	Properties										
	Hong Kong	Overseas		PRC				Furniture, fixtures, office equipment and motor vehicles		
	Under medium-term lease HK$'000	Freehold HK$'000	Under medium-term lease HK$'000	Under long-term lease HK$'000	Under medium-term lease HK$'000	Transmitters and tele-communications equipment HK$'000	Machinery, tools and equipment HK$'000	for own use HK$'000	for lease HK$'000	Total HK$'000
THE GROUP										
AT COST OR VALUATION										
At 1st April, 2000	6,400	8,379	378	1,590	2,090	40,934	32,173	43,457	302	135,703
Exchange adjustments	—	(1,596)	(72)	—	—	—	(618)	(1,093)	(4)	(3,383)
Additions	—	—	—	—	—	519	4,212	8,167	487	13,385
Disposals	—	—	—	—	—	(4,745)	(10,197)	(16,687)	(114)	(31,743)
Reclassification	—	—	—	—	—	169	(298)	129	—	—
Deficit on revaluation	(600)	(153)	—	(30)	(330)	—	—	—	—	(1,113)
At 31st March, 2001	5,800	6,630	306	1,560	1,760	36,877	25,272	33,973	671	112,849
ACCUMULATED DEPRECIATION										
At 1st April, 2000	—	—	—	—	—	32,422	26,356	31,693	153	90,624
Exchange adjustments	—	—	—	—	—	—	(403)	(819)	(1)	(1,223)
Charge for the year	135	254	102	26	47	1,739	3,167	5,368	158	10,996
Eliminated upon disposals	—	—	—	—	—	(3,956)	(9,027)	(14,401)	(73)	(27,457)
Reclassification	—	—	—	—	—	62	(250)	188	—	—
Eliminated on revaluation	(135)	(254)	(102)	(26)	(47)	—	—	—	—	(564)
At 31st March, 2001	—	—	—	—	—	30,267	19,843	22,029	237	72,376
NET BOOK VALUES										
At 31st March, 2001	5,800	6,630	306	1,560	1,760	6,610	5,429	11,944	434	40,473
At 31st March, 2000	6,400	8,379	378	1,590	2,090	8,512	5,817	11,764	149	45,079

An analysis of cost or valuation of the property, plant and equipment is as follows:

At cost	—	—	—	—	—	36,877	25,272	33,973	671	96,793
At 2001 professional valuation	5,800	6,630	306	1,560	1,760	—	—	—	—	16,056
	5,800	6,630	306	1,560	1,760	36,877	25,272	33,973	671	112,849

Properties were revalued on an open market value basis based on existing use on 31st March, 2001 by the independent professional valuers. Properties in Hong Kong were revalued by Messrs. Knight Frank. Overseas properties were revalued by Brooke International (Thailand) Limited. Properties in the PRC were revalued by DTZ Debenham Tie Leung Limited.

Had these properties been carried at cost less accumulated depreciation, the carrying amount as at 31st March, 2001 would have been HK$24,897,000 (2000: HK$27,458,000).

14. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2001	2000
	HK$'000	HK$'000
Unlisted shares, at cost less provision for impairment	58,668	52,867
Amounts due from subsidiaries, less provision	49,280	12,975
	107,948	65,842

Particulars regarding the principal subsidiaries as at 31st March 2001 of the Company are set out on page 51.

The Directors are of the opinion that a complete list of the particulars of all subsidiaries would be of excessive length and therefore, the subsidiaries as set out are those that principally affected the results or assets of the Group.

15. INTERESTS IN ASSOCIATES

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Share of net assets	11,504	10,265
Amount due from an associate	1,972	—
	13,476	10,265

Particulars of the associates held by the Group as at 31st March 2001 are as follows:

Name of associate	Place or country of incorporation or registration/operation	Class of shares held	Form of business structure	Effective % of issued capital/registered capital held by the subsidiary	Principal activities
United O.A. Limited	Hong Kong	Ordinary	Corporate	41%	Trading of office automation equipment
Guangzhou Chevalier iTech Limited	PRC	Not applicable	Corporate	24%	Trading of office equipment and provision of maintenance service

16. INVENTORIES

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Inventories held for resale	94,215	108,633
Consumable stores	6,532	4,003
	100,747	112,636

The cost of inventories recognised as an expense during the year was HK$719,622,000 (2000: HK$896,093,000).

Included above are inventories held for resale of HK$7,535,000 (2000: HK$10,837,000) which are carried at net realisable value.

17. PROPERTIES FOR SALE

All properties for sale are carried at cost. None of the properties was sold during the year.

18. DEBTORS, DEPOSITS AND PREPAYMENTS

Included in debtors, deposits and prepayments are trade debtors of HK$93,612,000 (2000: HK$92,607,000). An aged analysis of trade debtors as at 31st March, 2001 is as follows:

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
0 — 60 days	74,586	78,402
61 — 90 days	9,436	2,900
Over 90 days	9,590	11,305
Total	93,612	92,607

The Group has established credit policies for customers in each of its core business. The average credit period granted for trade debtors was 60 days.

19. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Contracts in progress at the balance sheet date:		
Contract costs incurred	145	2,343
Recognised profits less losses	11	517
	156	2,860
Progress billings	(156)	(2,251)
	—	609
Represented by:		
Amount due from customers included in current assets	—	688
Amount due to customers included in current liabilities	—	(79)
	—	609

At 31st March, 2001, retentions held by customers for contract work amounted to HK$372,000 (2000: HK$343,000). No advance payments were received from customers for contract work.

20. INVESTMENTS IN SECURITIES

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Other investments:		
Equity securities, listed		
— Hong Kong	—	6,886
— Overseas	—	8,096
	—	14,982
Market value of listed securities		
— Hong Kong	—	6,886
— Overseas	—	8,096
	—	14,982

21. CREDITORS, DEPOSITS AND ACCRUALS

Included in creditors, deposits and accruals are trade creditors of HK$43,166,000 (2000: HK$92,658,000). An aged analysis of the trade creditors as at 31st March, 2001 is as follows:

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
0 — 60 days	40,414	90,514
61 — 90 days	1,199	1,012
Over 90 days	1,553	1,132
Total	43,166	92,658

22. DEFERRED TAXATION

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
At 1st April	180	1,095
Written back on reversal of timing difference	(180)	(915)
At 31st March	—	180

Deferred tax was provided in previous years on the timing differences arising from the excess of tax allowances over depreciation charged to the income statement.

At the balance sheet date, the major components of potential deferred tax assets not accounted for in the consolidated financial statements are as follows:

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Tax effect of timing differences because of:		
Excess of depreciation over tax allowances	1,883	1,070
Unutilised tax losses	68,991	64,068
Other timing differences	—	566
	70,874	65,704

22. DEFERRED TAXATION (continued)

The amount of the unprovided deferred tax (charge) credit for the year is as follows:

	THE GROUP	
	2001	2000
	HK$'000	HK$'000
Tax effect of timing differences because of:		
Excess (shortfall) of depreciation over tax allowances	813	(1,862)
Tax losses arising	4,923	6,771
Other timing differences	(566)	6
	5,170	4,915

A deferred tax asset has not been recognised in the financial statements as it is not certain that the tax asset wil be utilised in the foreseeable future.

Deferred tax has not been accounted for on the surplus or deficit arising on the revaluation of properties in Hong Kong and Thailand as profits or losses arising on the disposal of these properties would not be subject to taxation. Accordingly, the surplus or deficit does not constitute a timing difference for deferred tax purposes.

The revaluation deficit arising on the Group's properties in the PRC does not constitute a timing difference for deferred tax purposes and consequently has no effect on the Group's deferred tax assets/liabilities.

The potential deferred tax assets at 31st March, 2001 attributable to unutilised tax losses of foreign subsidiaries expire as follows:

Year of expiration	2001 HK$'000	2000 HK$'000
2002	—	8
2003	10	11
2005	10	11
2006	1	2

There is no significant deferred tax for the Company provided or not provided for.

23. SHARE CAPITAL

	Number of ordinary shares of HK$0.1 each	Nominal value HK$'000
Authorised:	1,200,000,000	120,000
Issued and fully paid:		
At 1st April, 1999	828,077,558	82,808
Exercise of share options	26,372,000	2,637
At 31st March, 2000	854,449,558	85,445
Exercise of share options	20,000	2
Issue of shares in lieu of cash dividends	2,309,794	231
At 31st March, 2001	856,779,352	85,678

Notes:

(a) Authorised and issued share capital

There was no change in the authorised share capital during the two years ended 31st March, 2001.

During the year, 20,000 (2000: 26,372,000) shares were issued pursuant to the exercise of options granted to employees including the Directors under the Share Option Scheme at a subscription price of HK$0.3920 (2000: HK$0.3376 and HK$0.3920) per share at a total consideration of HK$8,000 (2000: HK$9,271,000).

On 2nd November, 2000, 2,309,794 shares were issued in lieu of cash dividends payable to shareholders at a price of HK$0.4617 per share giving a total consideration of HK$1,066,000.

23. SHARE CAPITAL (continued)

Notes: (continued)

(b) Share option scheme

A Share Option Scheme for the benefit of the full-time employees of the Company and its subsidiaries was approved and adopted in 1991 under which the Directors may invite full-time employees, including executive directors, to take up options to subscribe for an aggregate of not more than 10% of the total number of shares in issue at a subscription price of not less than 80% of the average last dealt prices of the Company's shares on the Stock Exchange of Hong Kong Limited on the five business days last preceding the offer date or the nominal value of the Company's shares, whichever is the greater. No option may be exercised earlier than six months or later than three and a half years after it has been accepted and no option may be granted after 6th October, 2001 and to any one person when if exercised in full by that person would result in the total number of shares issued to that person exceeding 25% of the aggregate number of the shares in respect of which options are granted.

Particulars of the share options granted and outstanding are as follows:

		Number of shares issuable under options						
Price per share payable on exercise of options	Period during which options are exercisable	Outstanding at 1st April, 1999	Granted during the year	Exercised during the year	Cancelled	Outstanding at 31st March, 2000	Exercised during the year	Outstanding at 31st March 2001
HK$0.3376	03/09/1998-02/09/2001	40,900,000	—	(17,300,000)	—	23,600,000	—	23,600,000
HK$0.3376	04/09/1998-03/09/2001	7,300,000	—	(2,300,000)	—	5,000,000	—	5,000,000
HK$0.3920	07/10/1998-06/10/2001	9,076,000	—	(6,772,000)	(1,308,000)	996,000	(20,000)	976,000
HK$0.4640	30/06/2000-29/06/2003	—	28,550,000	—	—	28,550,000	—	28,550,000
		57,276,000	28,550,000	(26,372,000)	(1,308,000)	58,146,000	(20,000)	58,126,000

The consideration payable by each of the grantees for the options granted was HK$1. Exercise of these options in full would, under the present capital structure of the Company, result in the issue of 58,126,000 (2000: 58,146,000) additional shares of HK$0.10 each and the receipt by the Company of approximately HK$23,285,000 (2000: HK$23,293,000) in cash.

24. RESERVES

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Other property revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE GROUP							
At 1st April, 1999	234,027	171	14	425	709	91,905	327,251
Transfer (note b)	(18,060)	18,060	—	—	—	—	—
Issue of shares	6,634	—	—	—	—	—	6,634
Share issue expenses	(2)	—	—	—	—	—	(2)
Deficit on revaluation of properties	—	—	—	(400)	—	—	(400)
Exchange difference on translation of financial statements of overseas subsidiaries	—	—	—	—	(120)	—	(120)
Net profit for the year	—	—	—	—	—	25,610	25,610
Dividends (note 10)	—	—	—	—	—	(34,352)	(34,352)
At 31st March, 2000	222,599	18,231	14	25	589	83,163	324,621
Transfer (note c)	—	—	—	882	(882)	—	—
Issue of shares	841	—	—	—	—	—	841
Share issue expenses	(6)	—	—	—	—	—	(6)
Surplus on revaluation of properties	—	—	—	84	—	—	84
Exchange difference on translation of financial statements of overseas subsidiaries	—	—	—	—	(257)	—	(257)
Net profit for the year	—	—	—	—	—	7,761	7,761
Dividends (note 10)	—	—	—	—	—	(17,137)	(17,137)
At 31st March, 2001	223,434	18,231	14	991	(550)	73,787	315,907

Notes:

(a) Reserves of the Group at the balance sheet date includes the Group's share of the post-acquisition profits retained in associates amounting to HK$5,248,000 (2000: HK$4,115,000).

(b) The amount disclosed as share premium in the financial statements of periods prior to 2000 had been re-analysed between share premium attributable to the holding company and share premium attributable to subsidiaries in last year. The portion attributable to subsidiaries had been transferred to capital reserve.

(c) The exchange difference on translation included in property revaluation reserve disclosed in the previous years' financial statements is re-analysed and reclassified to exchange fluctuation reserve.

24. RESERVES (continued)

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
THE COMPANY					
At 1st April, 1999	215,967	6,226	14	1,707	223,914
Issue of shares	6,634	—	—	—	6,634
Share issue expenses	(2)	—	—	—	(2)
Net profit for the year	—	—	—	33,685	33,685
Dividends (note 10)	—	—	—	(34,352)	(34,352)
At 31st March, 2000	222,599	6,226	14	1,040	229,879
Issue of shares	841	—	—	—	841
Share issue expenses	(6)	—	—	—	(6)
Net profit for the year	—	—	—	32,024	32,024
Dividends (note 10)	—	—	—	(17,137)	(17,137)
At 31st March, 2001	223,434	6,226	14	15,927	245,601

Contributed surplus represents the difference between the value of net assets of subsidiaries acquired and the nominal amount of the Company's shares issued for the re-organisation in 1989 less dividend paid out of the contributed surplus subsequently. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is available for distribution to shareholders.

As at 31st March, 2001, the Company's reserves available for distribution to shareholders amounted to HK$22,153,000 (2000: HK$7,266,000).

25. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW (OUTFLOW) FROM OPERATING ACTIVITIES

	2001 HK$'000	2000 HK$'000
Profit before taxation	16,252	34,001
Share of results of associates	(5,109)	(4,030)
Interest income	(14,389)	(15,889)
Interest expenses	1,402	372
Dividend income	(37)	(322)
Depreciation	10,996	10,776
Deficit on revaluation of properties	1,643	992
Loss on disposal of property, plant and equipment	3,397	617
Decrease (increase) in inventories	4,552	(27,367)
(Increase) decrease in debtors, deposits and prepayments	(7,643)	34,785
Decrease (increase) in amount due from customers for contract work	688	(688)
Decrease (increase) in investments in securities	14,982	(9,755)
Decrease (increase) in other short-term unlisted investments	38,364	(38,068)
(Decrease) increase in bills payable	(2,090)	1,891
(Decrease) increase in creditors, deposits and accruals	(50,184)	16,304
Decrease in amount due to customers for contract work	(79)	(1,411)
Decrease in deferred service income	(1,208)	(4,676)
Exchange difference	9,887	(196)
Net cash inflow (outflow) from operating activities	21,424	(2,664)

26. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and premium HK$'000	Amount due to ultimate holding company HK$'000	Minority interests HK$'000
At 1st April, 1999	316,835	3,199	227
Net cash inflow from financing	9,269	1,566	—
Transfer to Capital Reserve	(18,060)	—	—
At 31st March, 2000	308,044	4,765	227
Net cash inflow (outflow) from financing	2	(1,827)	—
Issue of shares in lieu of cash dividends	1,066	—	—
Exchange difference	—	—	(43)
At 31st March, 2001	309,112	2,938	184

27. ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

	2001 HK$'000	2000 HK$'000
Cash and bank balances	235,531	255,695
Bank overdrafts	(1,812)	(145)
	233,719	255,550

28. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Details of the emoluments paid to the Directors of the Company are as follows:

	2001 HK$'000	2000 HK$'000
Fees	226	240
Salaries, allowances and benefits in kind	1,345	1,348
Contribution to retirement schemes	58	58
	1,629	1,646

Except for the directors' fees of HK$226,000 (2000: HK$240,000) paid to the Independent Non-executive Directors, no other emoluments were paid or are payable to the Independent Non-executive Directors or the Non-executive Directors during the two years ended 31st March, 2001.

The emoluments of the Directors fall within the following bands:

Bands	Number of directors 2001	2000
Nil — HK$1,000,000	10	10
HK$1,000,001 — HK$1,500,000	1	1

The amounts disclosed above in respect of salaries, allowances and benefits in kind, and contributions to retirement schemes, are attributable to one director.

In addition to the directors' emoluments disclosed above, five directors received remuneration totalling HK$16,942,000 (2000: HK$16,950,000) from the Company's ultimate holding company in respect of their services to the ultimate holding company and its subsidiaries including the Group.

The amounts paid by the ultimate holding company have not been allocated between the services of the directors as directors of the Company and its subsidiaries, and their services to the ultimate holding company and its other subsidiaries.

The five highest paid individuals included one (2000: one) director whose emoluments are disclosed above.

28. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT (continued)

The emoluments of the remaining four (2000: four) highest paid individuals were as follows:

	2001 HK$'000	2000 HK$'000
Salaries, allowances and benefits in kind	3,065	3,217
Contributions to retirement schemes	152	188
	3,217	3,405

The emoluments of these four (2000: four) highest paid individuals fall within the following bands:

	Number of individuals	
Bands	2001	2000
Nil — HK$1,000,000	4	3
HK$1,000,001 — HK$1,500,000	—	1

29. CHARGE OF ASSETS

As at 31st March, 2001, an overseas subsidiary had pledged its freehold properties with an aggregate carrying value of HK$6,103,000 (2000: HK$7,686,000) to a bank in order to secure general banking facilities granted by the bank to these subsidiaries.

30. COMMITMENTS AND CONTINGENT LIABILITIES

At 31st March, 2001:

(a) the Company had contingent liabilities in respect of:

(i) guarantees issued for banking facilities extended to its subsidiaries amounting to HK$5,271,000 (2000: HK$7,025,000).

(ii) guarantees issued for performance under contracts and rendering of services of certain subsidiaries amounting to HK$66,013,000 (2000: HK$40,500,000).

(b) the Group and the Company had commitments payable within the next year in respect of renting of premises under non-cancellable operating leases which expire:

	THE GROUP		THE COMPANY	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Within one year	5,188	14,979	—	2,221
In the second to fifth years inclusive	23,363	13,579	6,044	—
	28,551	28,558	6,044	2,221

(c) the Group had contingent liabilities for long service payments to employees who have completed the required number of years of service and under the Employment Ordinance are eligible for long service payments on termination of their employment under certain circumstances, amounting to approximately HK$7,232,000 (2000: HK$7,485,000).

31. POST BALANCE SHEET EVENT

Subsequent to 31st March, 2001, the Group has entered into an agreement to dispose of its paging business at a consideration of not less than its net current assets on date of completion plus the income to be received for certain months after the year end date. The revenue from the paging business for the year and the contribution to the Group's results are as follows:

	2001 HK$'000	2000 HK$'000
Turnover	32,690	41,937
Contribution to the Group's operating profit	(986)	(5,346)

32. RELATED PARTY TRANSACTIONS

The Company's ultimate holding company, Chevalier International Holdings Limited ("CIHL") and its subsidiaries, associates and jointly controlled entities are regarded as related parties for the purpose of Hong Kong Statement of Standard Accounting Practice No. 20. Details of the material transactions with these companies are as follows:

(a) The Company renewed the management agreement with Chevalier (HK) Limited ("CHKL"), a wholly-owned subsidiary of CIHL, for the provision of company secretarial, accounting, electronic data processing, personnel and property management services by CHKL to the Group in respect of the year ended 31st March, 2001 at a management fee calculated at the rate of 0.5% of the annual turnover of the Group excluding those of its overseas subsidiaries. Management fees paid to CHKL during the year under this agreement amounted to HK$5,431,000 (2000: HK$5,429,000). The management agreement has been renewed for a further term of one year.

(b) During the year, the Group sold computer equipment and office equipment to and received service income from wholly-owned subsidiaries of CIHL totalling HK$4,517,000 (2000: HK$6,510,000). The price is determined with reference to market rates.

(c) During the year, the Group paid rentals determined with reference to market rates amounting to HK$9,917,000 (2000: HK$12,281,000) to wholly-owned subsidiaries of CIHL, for the use of its premises by the Group.

(d) During the year, the Group paid storage and delivery charges amounting to HK$6,494,000 (2000: HK$6,535,000) and HK$2,832,000 (2000: HK$3,253,000) respectively, to a wholly-owned subsidiary of CIHL to cover its cost for services provided to the Group.

At the balance sheet date, the outstanding balance due to the ultimate holding company arising from the above transactions and recurrent expenses paid on behalf of the Group at 31st March, 2001 and 2000 are disclosed in the balance sheet.

Apart from the above, the Group made advances to an associate during the year. The outstanding balance which is unsecured and interest-free as at 31st March, 2001 is disclosed in note 15.

Name of Company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital	No. of shares	Effective percentage of issued share or registered capital held	Principal activities
Directly held by the Company:						
Chevalier (OA) Holdings Limited	Hong Kong	Ordinary	HK$31,600,000	316,000,000	100	Investment holding
Chevalier iTech (S) Pte Ltd.**	Singapore	Ordinary	S$500,000	500,000	100	Trading of office equipment
Chevalier OA (Thailand) Ltd.*,**	Thailand	Ordinary Preference	BAHT3,980,000 BAHT1,020,000	39,800 10,200	100 47	Trading of computer and office equipment
Chevalier iTech (Malaysia) Sdn. Bhd.**	Malaysia	Ordinary	RM300,000	300,000	100	Trading of telecommunication equipment
Indirectly held by the Company:						
Chevalier (Business Machines) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of office equipment
Chevalier (Computer) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading and servicing of computer system and equipment
Chevalier (Internet) Limited	Hong Kong	Ordinary	HK$2	2	100	Internet services
Chevalier (Network Solutions) Limited	Hong Kong	Ordinary	HK$2	2	100	Network systems and solution services
Chevalier OA (China) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of computer and office equipment
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading of computer and office equipment
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	100	Maintenance services
Chevalier Office Automation Services (Shenzhen) Company Limited **	PRC	Not applicable	HK$1,800,000	Not applicable	100	Maintenance services
Chevalier (Paging Services) Limited	Hong Kong	Ordinary	HK$2	2	100	Paging services
Chevalier Q-Mart Limited	Hong Kong	Ordinary	HK$2	2	100	Retailing of household products
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$2	2	100	Installation of satellite antennae
Chevalier Shop Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of telecommunication equipment
Chevalier (Telecom) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of telecommunication equipment
Chevalier Telecom (Thailand) Ltd.**	Thailand	Ordinary	BAHT5,000,000	50,000	100	Trading of telecommunication equipment
Chevalier (TelePoint) Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	100	Trading and telecommunication services
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	100	Property investment and share dealing
Sup Aswin Limited **	Thailand	Ordinary	BAHT15,000,000	150,000	100	Property investment
廣州其士科技工程有限公司**	PRC	Not applicable	HK$1,500,000	Not applicable	100	Maintenance services

None of the subsidiaries had any loan capital outstanding at the end of the year.

* *Every four preference shares of this company carry one vote and all such shares have no right to participate in the distribution of surplus assets in case of winding-up or profits in excess of 10% for any one financial year.*

** *Not audited by Deloitte Touche Tohmatsu.*

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Friday, 21st September, 2001 at 10:20 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2001.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution and the Resolution 6:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

   "Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "THAT:

   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

   (b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "THAT the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 30th July, 2001

Notes:

(a) *A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.*

(b) *In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.*

(c) *The Register of Members of the Company will be closed from Monday, 17th September, 2001 to Friday, 21st September, 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Friday, 14th September, 2001.*